UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 17
                     TO REGISTRATION STATEMENT NO. 33-28976
                      ON FORM S-2 TO FORM S-1 ON FORM S-2

                                      Under

                           The Securities Act of 1933

                           IDS Life Insurance Company
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    Minnesota
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)


                                   41-0823832
--------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

                 70100 AXP Financial Center, Minneapolis, MN 55474
                                 (800) 862-7919
--------------------------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Mary Ellyn Minenko
                           IDS Life Insurance Company
            50607 AXP Financial Center, Minneapolis, Minnesota 55474
                                 (612) 671-3678
--------------------------------------------------------------------------------
            Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

It is proposed that this filing become effective on May 1, 2003.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]


                                          Calculation of Registration Fee

----------------------- --------------------- -------------------- --------------------- --------------------
 Title of Each Class        Amount to be       Proposed Maximum      Proposed Maximum         Amount of
 of Securities to be         Registered       Offering Price Per    Aggregate Offering    Registration Fee
      Registered                                     Unit                 Price
----------------------- --------------------- -------------------- --------------------- --------------------

Interests in a group            N/A
market value annuity
contract and
individual market
value annuity
contracts for non-tax
qualified purchases.

                                     PART I.

                       INFORMATION REQUIRED IN PROSPECTUS

            Attached hereto and made a part hereof is the Prospectus.

PROSPECTUS
MAY 1, 2003


AMERICAN EXPRESS

GUARANTEED TERM ANNUITY


IDS Life Insurance Company (IDS Life) issues this annuity and offers it in two ways:


-   A Group Market Value Annuity Contract, and

-   Individual Market Value Annuity Contracts.

To buy this annuity, you must send IDS Life a purchase payment of at least $5,000 with an application for a contract.


GROUP AND INDIVIDUAL MARKET VALUE ANNUITY CONTRACTS

ISSUED BY:  IDS LIFE INSURANCE COMPANY
            70100 AXP Financial Center
            Minneapolis, MN 55474
            Telephone: (800) 862-7919

            IDS LIFE ACCOUNT MGA


If you choose not to hold these securities until the end of a guarantee period, they may be subject to a substantial surrender charge or market value adjustment. As a result, you could get less than your purchase payment back.

Interest rates for renewal guarantee periods may be higher or lower than the previous guaranteed interest rate. The minimum guaranteed renewal interest rate is 3%. IDS Life guarantees this rate.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS ANNUITY IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS ANNUITY INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

Before you invest, be sure to ask your sales representative about the annuity's features, benefits, risks and fees, and whether the annuity is appropriate for you, based upon your financial situation and objectives.


The contract may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.

IDS Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus. Do not rely on any such information or representations.


IDS Life and its affiliated insurance companies offer several different annuities which your sales representative may be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, surrender charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.

             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

TABLE OF CONTENTS


THE GUARANTEED TERM ANNUITY IN BRIEF                                        3
KEY TERMS                                                                   4
DESCRIPTION OF CONTRACTS                                                    5
    General                                                                 5
    Application and Purchase Payment                                        5
    Right to Cancel                                                         5
    Guarantee Periods                                                       5
    Surrenders                                                              7
    Surrender Charge                                                        8
MARKET VALUE ADJUSTMENT                                                     9
PREMIUM TAXES                                                              11
DEATH BENEFIT PRIOR TO SETTLEMENT                                          11
THE ANNUITY PAYMENT PERIOD                                                 12
AMENDMENT, DISTRIBUTION AND ASSIGNMENT OF CONTRACTS                        13
TAXES                                                                      13
THE COMPANY                                                                15
ADDITIONAL INFORMATION                                                     24
EXPERTS                                                                    24
IDS LIFE INSURANCE COMPANY FINANCIAL INFORMATION                           25
APPENDIX A -- PARTIAL SURRENDER ILLUSTRATION                               43
APPENDIX B -- MARKET VALUE ADJUSTMENT ILLUSTRATION                         45


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

THE GUARANTEED TERM ANNUITY IN BRIEF

In this prospectus, "we," "us" and "IDS Life" refer to IDS Life Insurance Company and "you" and "yours" refer to an owner who has been issued a contract.

This summary is incomplete. Do not rely on it as a description of your contract. For more complete information, you must read the entire prospectus. You can find more information about a topic in the summary by turning to the discussion beginning at the page listed after that topic in the summary.

CONTRACTS: We are offering qualified and nonqualified group and individual market value annuities to the general public. As is the case of other annuities, it may not be advantageous for you to purchase this contract as a replacement for, or in addition to, an existing annuity or life insurance policy.


Most annuities have a tax deferred feature. So do many retirement plans under the Internal Revenue Code (Code). As a result, when you use the contract to fund a retirement plan that is tax deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. But the contract has features other than tax deferral that may help you reach your retirement goals. You should consult your tax advisor prior to making a purchase for an explanation of the tax implications to you.


These market value annuity contracts have a guaranteed interest rate that we credit to the purchase payment when it is held to the end of the guarantee period (the renewal date). Surrenders before the renewal date are subject to a market value adjustment and, if it applies, a surrender charge.

GUARANTEE PERIODS: When you make a payment under an application, you select a guarantee period from among those that we offer when we receive your application and payment. During this guarantee period, the purchase payment earns interest at the interest rate that we have guaranteed for your contract. We credit interest daily. Credited interest earns interest at the applicable guaranteed interest rate we establish. (p. 5)

RENEWAL GUARANTEE PERIODS: At the end of each guarantee period, a renewal guarantee period of one year will begin, unless you choose a different period. You must choose the length of a renewal guarantee period during the 30 days before the end of the previous guarantee period. Beginning on the first day of each renewal guarantee period, the renewal value will earn interest at the renewal interest rate that we have guaranteed for your contract and the interest credited will earn interest at that interest rate. (p. 6)

SURRENDERS: With some restrictions, we permit partial or total surrenders. We may delay payment of any surrender for up to six months from the date we receive notice of surrender or the period permitted by state law, if less. A delay of payment will not be for more than seven days except under extraordinary circumstances. If we choose to exercise this right, then during this delay, we will pay annual interest of at least 3% of any amounts delayed for more than thirty days. (p. 7)


SURRENDER CHARGE: If you surrender before the eighth contract anniversary, a surrender charge beginning at a maximum of 8% of the market adjusted value surrendered will be subtracted from your account. No surrender charge applies if you surrender on the last day of a guarantee period. We will waive the surrender charge in certain instances. A surrender charge also applies to payments under certain annuity payment plans (see "Description of Contracts -- Surrender Charge" p. 8 and "The Annuity Payment Period -- Annuity Payment Plans" p. 12).

MARKET VALUE ADJUSTMENT: The market value adjustment is the increase or decrease in the value of any early surrender you make from your contract. A market value adjustment applies when the surrender occurs before the renewal date. No market value adjustment applies to any surrender at the end of a guarantee period. The amount of the actual adjustment is determined by a formula that is based on the difference between the guaranteed interest rate on your annuity and a current interest rate determined by IDS Life. That current interest rate will be the rate that IDS Life pays on a new Guaranteed Term Annuity that has a guaranteed period equal to the time remaining on the term of your annuity. The formula also includes a 0.25% charge that will reduce the value of your surrender regardless of the current interest rate then in effect. The amount you receive on surrender could be less than your original purchase payment if interest rates increase. If interest rates decrease, the amount you receive on surrender may be more than your original purchase payment and accrued interest. The market adjusted value also affects settlements under an annuity payment plan. (p. 9)

PREMIUM TAXES: We may deduct premium taxes that may be imposed on us by state or local governments from the accumulation value of your contract. State premium taxes range from 0 to 3.5% of your gross purchase payments. (p. 11)


DEATH BENEFIT PRIOR TO SETTLEMENT: The contract provides for a guaranteed death benefit. If the annuitant or owner dies before the settlement date, we will pay to the owner or beneficiary the death benefit in place of any other payment under the contract. The amount of the death benefit will equal the accumulation value. (p. 11)

THE ANNUITY PAYMENT PERIOD: Beginning at a specified time in the future, we will pay the owner a lump sum payment or start to pay a series of payments. You may choose a series of payments under some annuity plans. (p. 12)

             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

KEY TERMS

THESE TERMS CAN HELP YOU UNDERSTAND DETAILS ABOUT YOUR CONTRACT:

ACCUMULATION VALUE: The value of the purchase payment plus interest credited, adjusted for any surrenders.

ANNUITANT: The person on whose life monthly annuity payments depend.

ANNUITY: A contract purchased from an insurance company that offers tax-deferred growth of the purchase payment until earnings are withdrawn.

CASH SURRENDER VALUE: The market adjusted value less any applicable surrender charge. On the last day of a guarantee period, the cash surrender value is the accumulation value.


CONTRACT: A deferred annuity contract, or a certificate showing your interest under a group annuity contract, that permits you to accumulate money for retirement by making a purchase payment. A contract provides for a lifetime or other forms of payments beginning at a specified time in the future.


CONTRACT ANNIVERSARY: The same day and month as the contract date each year that the contract remains in force.

CONTRACT DATE: The effective date of the contract as designated in the contract.

CURRENT INTEREST RATE: The applicable interest rate contained in a schedule of rates established by us at our discretion from time to time for various guarantee periods.

INITIAL GUARANTEE PERIOD: The period during which the initial guarantee rate will be credited.

INITIAL GUARANTEE RATE: The rate of interest credited to the purchase payment during the initial guarantee period.

MARKET ADJUSTED VALUE: The accumulation value increased or decreased by the market adjusted value formula, on any date before the end of the guarantee period.

MARKET VALUE ADJUSTMENT: The market adjusted value minus the accumulation value.


OWNER: The person or entity to whom the contract is issued.

PURCHASE PAYMENT: Payment made to IDS Life for a contract.


QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

- Individual Retirement Annuities (IRAs) under Section 408(b) of the Internal Revenue Code of 1986, as amended (the Code)

-   Roth IRAs under Section 408A of the Code

-   Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

-   Plans under Section 401(k) of the Code

-   Custodial and trusteed plans under Section 401(a) of the Code

-   Tax-Sheltered Annuities (TSAs) under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RENEWAL DATE: The first day of a renewal guarantee period. It will always be on a contract anniversary.

RENEWAL GUARANTEE PERIOD: A renewal guarantee period will begin at the end of each guarantee period.

RENEWAL GUARANTEE RATE: The rate of interest credited to the renewal value during the renewal guarantee period as set at our discretion.

RENEWAL VALUE: The accumulation value at the end of the current guarantee period.

SETTLEMENT: The application of contract value to provide annuity payments. If the settlement date is not the last day of a guarantee period, we apply the market adjusted value of the contract. On the last day of a guarantee period, we apply the accumulation value of the contract.

SETTLEMENT DATE: The date on which annuity payments are to begin.


WRITTEN REQUEST: A request in writing signed by you and delivered to us at our office.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

DESCRIPTION OF CONTRACTS

GENERAL

This prospectus describes interests in qualified and nonqualified group and individual market value annuity contracts offered by IDS Life to the general public.

As described in this prospectus, the contracts have an interest rate guaranteed by IDS Life that we credit to a purchase payment in the contract when the purchase payment stays in the contract to its renewal date. We credit (compound) interest daily to achieve a stated annual effective rate, based on a 365-day year. We do not pay interest on leap days (Feb. 29). Surrenders prior to the renewal date are subject to a market value adjustment, a surrender charge (if applicable), income taxes, and a 10% IRS tax penalty if withdrawn prior to age 59 1/2.

APPLICATION AND PURCHASE PAYMENT

To apply for a contract, you must complete an application and make a minimum purchase payment of $5,000. For individuals age 90 and younger, the maximum purchase payment is $1,000,000 without prior approval. This limit applies in total to all IDS Life annuities you own. If you purchase the contract to fund a tax-deferred retirement plan, that plan's limit on contributions also will apply. Once we apply a purchase payment to a contract, we do not permit any additional purchase payment under the contract.

We will return an improperly completed application, along with the corresponding purchase payment, five business days after we receive it.


A payment is credited to a contract on the date we receive a properly completed application at our office along with the purchase payment. Interest is earned the next day. IDS Life then issues a contract and confirms the purchase payment in writing.


RIGHT TO CANCEL


State or federal law may give you the right to cancel the contract within a specific period of time after receipt of the contract and receive a refund of the entire purchase payment. For revocation to be effective, mailing or delivery of notice of cancellation must be made in writing to our office at the following address: IDS Life Insurance Company, Attn: Transactions, 70100 AXP Financial Center, Minneapolis, MN 55474.


GUARANTEE PERIODS


You select the duration of the guarantee period from among those durations we offer when we receive your application and payment. As of the date of this prospectus, we are offering guarantee periods with annual durations from five to 10 years; however, the guarantee periods we offer in the future could be different. The duration selected will determine the guaranteed interest rate and the purchase payment (less surrenders made and less applicable premium taxes, if any) will earn interest at this guaranteed interest rate during the entire guarantee period. Interest is credited to your annuity daily. All interest rates we quote are effective annual interest rates. This refers to the rate that results after interest has compounded daily for a full year. In other words, the interest you earn each day earns interest itself the next day, assuming you do not withdraw it. (At the end of a year, assuming you have made no withdrawals, your interest earnings will equal your guaranteed rate multiplied by your contract value at the beginning of the year.)


The example below shows how we will credit interest during the guarantee period. For the purpose of this example, we have made the assumptions as indicated.

             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

EXAMPLE OF GUARANTEED RATE OF ACCUMULATION

Beginning account value:     $50,000
Guaranteed period:           10 years
Guaranteed rate:             6% annual effective rate

                                                       INTEREST CREDITED TO THE    CUMULATIVE INTEREST
YEAR                                                     ACCOUNT DURING YEAR      CREDITED TO THE ACCOUNT    ACCUMULATION VALUE
 1                                                     $              3,000.00     $            3,000.00      $      53,000.00
 2                                                                    3,180.00                  6,180.00             56,180.00
 3                                                                    3,370.80                  9,550.80             59,550.80
 4                                                                    3,573.05                 13,123.85             63,123.85
 5                                                                    3,787.43                 16,911.28             66,911.28
 6                                                                    4,014.68                 20,925.96             70,925.96
 7                                                                    4,255.55                 25,181.51             75,181.51
 8                                                                    4,510.89                 29,692.40             79,692.40
 9                                                                    4,781.55                 34,473.95             84,473.95
10                                                                    5,068.43                 39,542.38             89,542.38

Guaranteed accumulation value at the end of 10 years is:
    $50,000 + $39,542.38 = $89,542.38

NOTE: THIS EXAMPLE ASSUMES NO SURRENDERS OF ANY AMOUNT DURING THE ENTIRE TEN-YEAR PERIOD. A MARKET VALUE ADJUSTMENT APPLIES AND A SURRENDER CHARGE MAY APPLY TO ANY INTERIM SURRENDER (SEE "SURRENDERS"). THE HYPOTHETICAL INTEREST RATES ARE ONLY ILLUSTRATIONS. THEY DO NOT PREDICT FUTURE INTEREST RATES TO BE DECLARED UNDER THE CONTRACT. ACTUAL INTEREST RATES DECLARED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

RENEWAL GUARANTEE PERIODS: At the end of any guarantee period, a renewal guarantee period will begin. We will notify you in writing about the renewal guarantee periods available before the renewal date. This written notification will not specify the interest rate for the renewal value. You may elect in writing, during the 30-day period before the end of the guarantee period, a renewal guarantee period of a different duration from among those we offer at that time. If you do not make an election, we will automatically apply the renewal value to a guarantee period of one year. In no event may renewal guarantee periods extend beyond the settlement date then in effect for the contract. For example, if the annuitant is age 82 at the end of a guarantee period and the settlement date for the annuitant is age 85, a three-year guarantee period is the maximum guarantee period that you may choose under the contract. The renewal value will then earn interest at a guaranteed interest rate that we have declared for this duration. We may declare new schedules of guaranteed interest rates as often as daily.

At the beginning of any renewal guarantee period, the renewal value will be the accumulation value at the end of the guarantee period just ending. We guarantee the renewal value with our general assets. This amount will earn interest for the renewal guarantee period at the then applicable guaranteed interest rate for the period selected. This rate may be higher or lower than the previous guaranteed interest rate.

At your written request, we will notify you of the renewal guarantee rates for the periods then available. You also may call us to ask about renewal guarantee rates.

ESTABLISHMENT OF GUARANTEED INTEREST RATES: We will know the guaranteed interest rate for a chosen guarantee period at the time we receive a purchase payment or you renew an accumulation value. We will send a confirmation that will show the amount and the applicable guaranteed interest rate. The minimum guaranteed interest rate for renewal values is 3% per year. The rate on renewal values will be equal to or greater than the rate credited on new comparable purchase payments at that time.

The interest rates that IDS Life will declare as guaranteed rates in the future are determined by us at our discretion. We will determine the rates based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities (see "Investments by IDS Life"), product design, competition, and IDS Life's revenues and expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES ABOVE THE 3% RATE.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

SURRENDERS

GENERAL: Subject to certain tax law and retirement plan restrictions noted below, you may make total and partial surrenders under a contract at any time.

For all surrenders, we will reduce the accumulation value by the amount surrendered on the surrender date and that amount will be payable to the owner. We will also reduce the accumulation value by any applicable surrender charge. We will either reduce or increase the accumulation value by any market value adjustment applicable to the surrender. IDS Life will, on request, inform you of the amount payable in a total or partial surrender.

Any total or partial surrender may be subject to tax and tax penalties. Surrenders from certain tax qualified annuities also may be subject to 20% income tax withholding. (See "Taxes".)

TAX-SHELTERED ANNUITIES: The Code imposes certain restrictions on your right to receive early distributions from a TSA:

- Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

    - you are at least age 59 1/2;

    - you are disabled as defined in the Code;

    - you severed employment with the employer who purchased the contract; or

    - the distribution is because of your death.

- If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

- Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

- The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle.

PARTIAL SURRENDERS: Unless we agree otherwise, the minimum amount you may surrender is $250. You cannot make a partial surrender if it would reduce the accumulation value of your annuity to less than $2,000.

You may request the net check amount you wish to receive. We will determine how much accumulation value needs to be surrendered to yield the net check amount after any applicable market value adjustments and surrender charge deductions.

You may make a partial surrender request not exceeding $100,000 by telephone. We have the authority to honor any telephone partial surrender request believed to be authentic and will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. As long as reasonable procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests. At times when the volume of telephone requests is unusually high, we will take special measures to ensure that your call is answered as promptly as possible. We will not allow a telephone surrender request within 30 days of a phoned-in address change.

TOTAL SURRENDERS: We will compute the value of your contract at the next close of business after we receive your request for a complete surrender. We may ask you to return the contract.

PAYMENT ON SURRENDER: We may defer payment of any partial or total surrender for a period not exceeding six months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. Only under extraordinary circumstances will we defer a surrender payment more than seven days, and if we defer payment for more than 30 days, we will pay annual interest of at least 3% on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, our inability to liquidate assets due to a general financial crisis. If we intend to withhold payment more than 30 days, we will notify you in writing.

NOTE: We will charge you a fee if you request express mail delivery or that payment be wired to your bank. For instructions, please contact your sales representative.

             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

SURRENDER CHARGE

We may assess a surrender charge on any total or partial surrender taken prior to the eighth contract anniversary unless the surrender occurs on the last day of a guarantee period. We will base the amount of the surrender charge on the length of the guarantee period. The table below shows the maximum amount of the surrender charge.

SURRENDER CHARGE PERCENTAGE:

GUARANTEE                            CONTRACT YEARS AS MEASURED FROM THE BEGINNING OF A GUARANTEE PERIOD
PERIOD              1             2              3             4              5              6             7              8
  1 year           1%
  2 years          2             1%
  3 years          3             2              1%
  4 years          4             3              2             1%
  5 years          5             4              3             2              1%
  6 years          6             5              4             3              2              1%
  7 years          7             6              5             4              3              2             1%
  8 years          8             7              6             5              4              3             2              1%
  9 years          8             7              6             5              4              3             2              1
 10 years          8             7              6             5              4              3             2              1

To determine the surrender charge on the initial guarantee period, in the "Guarantee period" column find the number of years for the guarantee period you have chosen. The row that period is in reflects the schedule of surrender charges during that period. For example, a 5-year guarantee period has a 5% surrender charge in the first contract year, a 4% charge in the second, a 3% charge in the third, a 2% charge in the fourth, and a 1% charge in the fifth.

For renewal guarantee periods, we will base the surrender charge on the lesser of:

-   the length of the new guarantee period, or

-   the number of years remaining until the eighth contract anniversary.

In our example, if a contract owner chose an initial guarantee period of five years and later a renewal guarantee period of four years, the surrender charge schedule for that renewal guarantee period would be three years long. That is because there are only three years remaining until the eighth contract anniversary (8 - 5 = 3), and three years is less than the four-year length of the new guarantee period. The surrender charge percentages would be:

          CONTRACT YEAR                                         SURRENDER CHARGE
                1                                                      5%
                2                                                      4
                3                                                      3
                4                                                      2
                5                                                      1*
                6                                                      3
                7                                                      2
                8                                                      1
                9+                                                     0

* 0% on last day of fifth contract year.

There will never be any surrender charges after the eighth contract anniversary.

Also, after the first contract anniversary, surrender charges will not apply to surrenders of amounts totalling up to 10% of the accumulation value as of the last contract anniversary.


              AMERICAN EXPRESS GUARANTEED TERM ANNUIT -- PROSPECTUS

SURRENDER CHARGE CALCULATION: If there is a surrender charge, we calculate it as:

    (A - B) x P


    where:  A = market adjusted value surrendered
            B = the lesser of A or 10% of accumulation value on last contract anniversary not already taken as a partial surrender this contract year. (Before the first contract anniversary, B does not apply.)
            P = applicable surrender charge percentage

For an illustration of a partial surrender and applicable surrender charges, see Appendix A.

SURRENDER CHARGE UNDER ANNUITY PAYMENT PLAN E: Under this payment plan, you can choose to take a full surrender at any time after one year of payments. The amount you can surrender is the present value of any remaining payments. The discount rate we use in calculating the present value is based on the annual effective interest rate for then-current payment amounts for immediate annuities with the same purchase amount and remaining term length plus 1.5%. The surrender charge equals the net present value of the remaining payments (determined after we apply the discount rate) multiplied by a surrender charge percentage. This percentage is 5% in payment year two decreasing by 1% per year until it is 0% in payment year seven and thereafter. This feature is not available in all states. Please contact your sales representative for availability.


WAIVER OF SURRENDER CHARGE: We will assess no surrender charge:

-   on the last day of a guarantee period;

-   after the eighth contract anniversary;

- after the first contract anniversary for surrenders of amounts totalling up to 10% of the contract accumulation value as of the last contract anniversary;

-   upon the death of the annuitant or owner; or


- upon the application of the market adjusted value to provide annuity payments under an annuity payment plan, unless an Annuity Payment Plan E is later surrendered. (If the application occurs on a renewal date, there will be no surrender charge or market value adjustment, and the full accumulation value will be applied under an annuity payment plan.)


In some cases, such as when an employer makes this annuity available to employees, we may expect to incur lower sales and administrative expenses or perform fewer services due to the size of the group, the average contribution and the use of group enrollment procedures. Then we may be able to reduce or eliminate surrender charges. However, we expect this to occur infrequently.

MARKET VALUE ADJUSTMENT

We guarantee the accumulation value, including the interest credited, if the contract is held until the end of the guarantee period. However, we will apply a market value adjustment if a surrender occurs prior to the end of the guarantee period.


The market adjusted value also affects settlements under an annuity payment plan occurring at any time other than the last day of a guarantee period. The market adjusted value is your accumulation value (purchase payment plus interest credited minus surrenders and surrender charges) adjusted by a formula. The market adjusted value reflects the relationship between the guaranteed interest rate on your contract and the interest rate we are crediting on new or renewal Guaranteed Term Annuity contracts with guarantee periods that are the same as the time remaining in your guarantee period.


The market adjusted value is sensitive to changes in current interest rates. The difference between your accumulation value and market adjusted value on any day will depend on our current schedule of guaranteed interest rates on that day, the time remaining in your guarantee period and your guaranteed interest rate.

Upon surrender your market adjusted value may be greater than your contract's accumulation value, equal to it or less than it depending on how the guaranteed interest rate on your contract compares to the interest rate of a new Guaranteed Term Annuity for the same number of years as the guarantee period remaining on your contract.

Before we look at the market adjusted value formula, it may help to look in a general way at how comparing your contract's guaranteed rate and the rate for a new contract affects your market adjusted value.

RELATIONSHIP BETWEEN YOUR CONTRACT'S GUARANTEED RATE AND NEW CONTRACT FOR THE SAME NUMBER OF YEARS AS THE GUARANTEED PERIOD REMAINING ON YOUR CONTRACT:

IF YOUR ANNUITY RATE IS:                   YOUR MARKET ADJUSTED VALUE WILL BE:

less than the new annuity rate +.25%       less than your accumulation value

equal to the new annuity rate +.25%        equal to your accumulation value

greater than the new annuity rate +.25%    greater than your accumulation value


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

GENERAL EXAMPLES

ASSUME:

-   You purchase a contract and choose a guarantee period of 10 years.

- We guarantee an interest rate of 4.5% annually for your 10-year guarantee period.

- After three years you decide to surrender your contract. In other words, you decide to surrender your contract when you have seven years left in your guarantee period.

Remember that your market adjusted value depends partly on the interest rate of a new Guaranteed Term Annuity for the same number of years as the guarantee period remaining on your contract. In this case, that is seven years.

EXAMPLE 1: Remember that your contract is earning 4.5%. Assume that new contracts that we offer with a seven-year guarantee period are earning 5.0%. We add 0.25% to the 5.0% rate to get 5.25%. Your contract's 4.5% rate is less than the 5.25% rate and, as reflected in the table above, your market adjusted value will be less than your accumulation value.

EXAMPLE 2: Remember again that your contract is earning 4.5%, and assume that new contracts that we offer with a seven-year guarantee period are earning 4.0%. We add 0.25% to the 4.0% rate we are paying on new contracts, which equals 4.25%, and compare that number to the 4.5% you are earning on your contract. In this example, your contract's 4.5% rate is greater than the 4.25% rate, and, as reflected in the table above, your market adjusted value will be greater than your accumulation value. To determine that adjustment precisely, you will have to use the formula described below.

As shown in the table headed "Surrender charge percentage," when your guarantee period is 10 years and you have begun your fourth contract year from the beginning of the guarantee period, your surrender charge percentage is 5%. In either of our two examples, a 5% surrender charge would be deducted from the market adjusted value.

The precise market adjusted value formula is as follows:

                                       (RENEWAL VALUE)
   MARKET ADJUSTED VALUE = -----------------------------------------
                           (1 + i SUB(Mvi))(TO THE POWER OF (N + t))

    Renewal value = The accumulation value at the end of the current guarantee period
       i SUB(Mvi) = The current interest rate offered for a new Guaranteed Term
                    Annuity +.0025
                N = The number of complete contract years to the end of the current guarantee period
                t = The fraction of the contract year remaining to the end of the contract year (for example, if 180 days remain in a 365-day contract year, it would be .493)

The current interest rate we offer on the Guaranteed Term Annuity will change periodically at our discretion. It is the rate we are then paying on purchase payments and renewals paid under this class of contracts for guarantee period durations equaling the remaining guarantee period of the contract to which the formula is being applied. If the remaining guarantee period is a number of complete years, we will use the specific complete year guarantee rate. If the remaining guarantee period is less than one year, we will use the one year guarantee rate. If the remaining guarantee period is a number of complete years plus fractional years, we will determine the rate by straight line interpolation between the two years' rates. For example, if the remaining guarantee period duration is 8.5 years, and the current guaranteed interest rate for eight years is 4% and nine years is 5%, IDS Life will use a guaranteed interest rate of 4.5%.

MARKET VALUE ADJUSTMENT FORMULA:

    Market value adjustment = Market adjusted value less accumulation value

For an illustration showing an upward and downward adjustment, see Appendix B.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

PREMIUM TAXES


Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon the state of residence or the state in which the contract was sold. Currently, we deduct any applicable premium taxes when annuity payments begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you surrender your contract.


DEATH BENEFIT PRIOR TO SETTLEMENT


If the annuitant or owner dies before the settlement date, the death claim will be processed on the valuation date our death claim requirements are fulfilled. We will determine the contract's value at the next accumulation unit value calculated after our death claim requirements are fulfilled. We pay interest, if any, at a rate no less than required by law. We will mail payment to the named beneficiary within seven days after our death claim requirements are fulfilled. If there is no named beneficiary, then you or your estate will be the beneficiary.


NONQUALIFIED ANNUITIES


If your spouse is sole beneficiary and you die before the settlement date, your spouse may keep the contract as owner. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.


If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. We must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payments under any annuity payment plan available under this contract if:

- the beneficiary asks us in writing within 60 days after we receive proof of death; and

- payments begin no later than one year after your death, or other date permitted by the Code; and

- the payment period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES


- SPOUSE BENEFICIARY: If you have not elected an annuity payment plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his or her own or elect an annuity payment plan or another plan agreed to by us. If your spouse elects a payment plan, the payments must begin no later than the year in which you would have reached age
    70 1/2. If you attained age 70 1/2 at the time of death, payments must begin no later than Dec. 31 of the year following the year of your death.

- NON-SPOUSE BENEFICIARY: If you have not elected an annuity payment plan, and if death occurs prior to the year you would have attained age 70 1/2, the beneficiary may elect to receive payments from the contract over a five year period. If your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payments under any payment plan available under this contract if:


    - the beneficiary asks us in writing within 60 days after we receive proof of death; and


    -  payments begin no later than one year following the year of your death;
       and

    - the payment period does not extend beyond the beneficiary's life or life expectancy.

- ANNUITY PAYMENT PLAN: If you elect an annuity payment plan, the payments to your beneficiary will continue pursuant to the annuity payment plan you elect.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

THE ANNUITY PAYMENT PERIOD

ELECTING THE SETTLEMENT DATE AND FORM OF ANNUITY


When we process your application, we will establish the settlement date to the maximum age or date as specified below. You can also select a date within the maximum limits. This date can be aligned with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You can also change the date, provided you send us written instructions at least 30 days before annuity payments begin.


FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the settlement date cannot be later than the latest of:

-   the contract anniversary nearest the annuitant's 85th birthday; or

-   the 10th contract anniversary.

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to avoid IRS penalty taxes, the settlement date generally must be:

-   on or after the date the annuitant reaches age 59 1/2;

- for IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

- for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a settlement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).


If you take the minimum IRA or TSA distributions as required by the Code from another tax qualified investment, or in the form of partial surrenders from this contract, annuity payments can start as late as the annuitant's 85th birthday or the 10th contract anniversary, if later.

ANNUITY PAYMENTS: The first payment will be made as of the settlement date. Once annuity payments have started for an annuitant, no surrender of the annuity benefit can be made for the purpose of receiving a lump sum in lieu of payments except under Annuity Payment Plan E.


DEATH AFTER SETTLEMENT DATE: If you or the annuitant dies after the settlement date, the amount payable to the beneficiary, if any, will continue as provided in the annuity payment plan then in effect.

ANNUITY PAYMENT PLANS

There are different ways to receive annuity payments. We call these plans. You may select one of these plans, or another payment arrangement to which we agree, by giving us written notice at least 30 days before the settlement date.

You may ask us to apply the market adjusted value (less applicable premium taxes, if any) on the settlement date under any of the annuity plans described below, but in the absence of an election, we will apply the market adjusted value on the settlement date under Plan B to provide a life annuity with 120 monthly payments certain.

If the amount to be applied to an annuity plan is not at least $2,000 or if payments are to be made to other than a natural person, we have the right to make a lump sum payment of the cash surrender value. If a lump sum payment is from a qualified annuity (except an IRA, Roth IRA or SEP), 20% income tax withholding may apply.

- PLAN A: This provides monthly annuity payments for the lifetime of the annuitant. We will not make payments after the annuitant dies.

- PLAN B: This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by us that payments will be made for a period of at least five, ten or 15 years. You must select the period.

- PLAN C: This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by us that payments will be made for a certain number of months. We determine the number of months by dividing the market adjusted value applied under this plan by the amount of the monthly annuity payment.

- PLAN D: We call this a joint and survivor life annuity. Monthly payments will be paid while both the annuitant and a joint annuitant are living. When either the annuitant or joint annuitant dies, we will continue to make monthly payments until the death of the surviving annuitant. We will not make payments after the death of the second annuitant.


- PLAN E: This provides monthly fixed dollar annuity payments for a period of years that you elect. The period of years may be no less than 10 nor more than 30. At any time after one year of payments, you can elect to have us determine the present value of any remaining payments and pay it to you in a lump sum. The discount rate we use in the calculation is based on the annual effective interest rate for then-current payment amounts for immediate annuities with the same purchase amount and remaining term length plus 1.5% (see "Description of Contracts -- Surrender Charge -- Surrender charge under Annuity Payment Plan E"). A 10% IRS penalty tax could apply if you make a surrender (see "Taxes"). This feature is not available in all states. Please contact your sales representative for availability.


Other income plan options may be available.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

The contract provides for annuity payment plans on a fixed basis only. The amount of the annuity payment will depend on:


- the market adjusted value (less any applicable premium tax not previously deducted) on the settlement date;


- the annuity table we are then using for annuity settlements (never less than the table guaranteed in the contract);

-   the annuitant's age; and

-   the annuity payment plan selected.

The tables for Plans A, B, C and D are based on the "1983 Individual Annuitant Mortality Table A" and an assumed rate of 4% per year. The table for Plan E is based on an interest rate of 4%. IDS Life may, at our discretion, if mortality appears more favorable and interest rates justify, apply other tables that will result in higher monthly payments.


ANNUITY PAYMENT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If you elect an annuity payment plan from your qualified annuity, it must comply with certain IRS regulations governing required minimum distributions. In general, your annuity payment plan will meet these regulations if payments are made:


- in equal or substantially equal payments over a period not longer than the life of the annuitant or over the life of the annuitant or designated beneficiary; or

- in equal or substantially equal payments over a period not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary; or

- over a period certain not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary.

AMENDMENT, DISTRIBUTION AND ASSIGNMENT OF CONTRACTS

AMENDMENT OF CONTRACTS

We reserve the right to amend the contracts to meet the requirements of applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

DISTRIBUTION OF CONTRACTS


IDS Life is the principal underwriter for the contracts. IDS Life is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 (the 1934 Act) and is a member of the National Association of Securities Dealers, Inc. (NASD). IDS Life's sales representatives are licensed insurance and annuity agents and are registered with the NASD as our representatives. IDS Life may enter into selling agent agreements with certain broker-dealers registered under the 1934 Act. IDS Life pays commissions for sales of the contracts of up to 6% of the purchase payment received. In the future, we may pay a commission on an election of a subsequent guarantee period by an owner.

ASSIGNMENT OF CONTRACTS

You may change ownership of your annuity at any time by completing a change of ownership form we approve and sending it to our office. No change of ownership will be binding on us until we receive and record it. If you have a qualified annuity, the contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code; provided, however, that if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of a contract may be transferred to the annuitant.

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of your contract is taxable to you only when you receive a payment or surrender (see detailed discussion below). Any portion of the annuity payments and any surrenders you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements.

NONQUALIFIED ANNUITIES: Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

QUALIFIED ANNUITIES: When your contract is used to fund a retirement plan that is already tax deferred under the Code, the contract will not provide any necessary or additional tax deferral for that retirement plan. If your contract is used to fund a 401(k) plan, your rights to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.


Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan or adoption agreement, or consult a tax advisor for more information about these distribution rules.

             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

ANNUITY PAYMENTS FROM NONQUALIFIED ANNUITIES: A portion of each payment will be ordinary income and subject to tax, and a portion of each payment will be considered a return of part of your investment and will not be taxed. Under Annuity Payment Plan A: where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year of the annuitant. Under all other annuity payment plans, where the annuity payments end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payments end. (See "Annuity Payment Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

ANNUITY PAYMENTS FROM QUALIFIED ANNUITIES (EXCEPT ROTH IRAS): Under a qualified annuity, the entire payment generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

ANNUITY PAYMENTS FROM ROTH IRAS: In general, the entire payment from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

SURRENDERS FROM NONQUALIFIED ANNUITIES: If you surrender part or all of your nonqualified contract before your annuity payments begin, your surrender payment will be taxed to the extent that the value of your contract immediately before the surrender exceeds your investment. You also may have to pay a 10% IRS penalty for surrenders you make before reaching age 59 1/2 unless certain exceptions apply.

SURRENDERS FROM QUALIFIED ANNUITIES (EXCEPT ROTH IRAS): Under a qualified annuity, the entire surrender will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

SURRENDERS FROM ROTH IRAS: In general, the entire payment from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.


DEATH BENEFITS TO BENEFICIARIES UNDER NONQUALIFIED ANNUITIES: The death benefit under a contract is not tax exempt. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.


DEATH BENEFITS TO BENEFICIARIES UNDER QUALIFIED ANNUITIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments from the qualified annuity. If, under your 401(k) plan the purchase payment was made by you or on your behalf with after-tax contributions to your contract or if you made non-deductible contributions to a traditional IRA, the portion of any distribution from the annuity that represents after-tax contributions is not taxable as ordinary income to your beneficiary. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.


ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax deferred.


PENALTIES: In general, if you receive amounts from your contract (or, if applicable, from the plan) before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:


-   because of your death;

-   because you become disabled (as defined in the Code);

- if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or

- if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).


For qualified annuities under 401(a) and 401(k) plans or TSAs, other exceptions may apply if you surrender your contract before your plan specifies that payments can be made.

WITHHOLDING, GENERALLY: If you receive all or part of the contract value, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return.


If the payment is part of an annuity payment plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion. Similar to above, as long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.

The withholding requirements may differ if we are making payment to a non-U.S. citizen or if we deliver the payment outside the United States.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding.


WITHHOLDING FROM QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payment is made from the plan. This mandatory withholding is in place of the elective withholding discussed above. This mandatory withholding will not be imposed if:

- instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

- the payment is one in a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of ten years or more;


-   the payment is a minimum distribution required under the Code;

-   the payment is made on account of an eligible hardship; or

-   the payment is a corrective distribution.

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.


State withholding also may be imposed on taxable distributions.


TRANSFER OF OWNERSHIP OF A NONQUALIFIED ANNUITY: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT OF A NONQUALIFIED ANNUITY: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a surrender and you may have to pay a 10% IRS penalty. You may not collaterally assign or pledge your qualified contracts.


IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

THE COMPANY

BUSINESS


IDS Life is a stock life insurance company organized in 1957 under the laws of the State of Minnesota. Its headquarters is 70100 AXP Financial Center, Minneapolis, MN 55474. IDS Life is a wholly owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly owned subsidiary of American Express Company, a financial services company headquartered in New York City.


IDS Life conducts a conventional life insurance business. It acts as a direct writer of fixed and variable insurance policies and annuities and is licensed in 49 states and the District of Columbia. IDS Life has four wholly owned subsidiaries, two which serve New York residents and two which serve residents in states other than New York. IDS Life and its subsidiaries offer fixed and variable insurance policies and annuities through individual sales representatives, through insurance agencies and broker-dealers who may also be associated with financial institutions such as banks and directly to American Express(R) Cardmembers.


IDS Life's primary products include fixed and variable universal life insurance and fixed and variable single premium and flexible premium deferred annuities. IDS Life also offers single premium life insurance, whole life insurance, term insurance and disability income insurance as well as immediate annuities.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

INVESTMENTS BY IDS LIFE

IDS Life must invest its assets in its general account in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, asset-backed securities, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the contracts, and other general account products, will be funded by the general account.

We intend to construct and manage the investment portfolio relating to these market value annuity contracts using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guaranteed interest periods. These instruments include, but are not necessarily limited to, the following:

- Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

- Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by the nationally recognized rating agencies or are rated in the two highest grades by the National Association of Insurance Commissioners;

- Debt instruments that are unrated, but which are deemed by IDS Life to have an investment quality within the four highest grades;

- Other debt instruments, which are rated below investment grade, limited to 15% of assets at the time of purchase; and

- Real estate mortgages, limited to 30% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Minnesota and other state insurance laws.

STATE REGULATION

IDS Life is subject to the laws of the State of Minnesota governing insurance companies and to the regulations of the Minnesota Department of Commerce. An annual statement in the prescribed form is filed with the Minnesota Department of Commerce each year covering our operation for the preceding year and its financial condition at the end of such year. Regulation by the Minnesota Department of Commerce includes periodic examination to determine IDS Life's contract liabilities and reserves so that the Minnesota Department of Commerce may certify that these items are correct. IDS Life's books and accounts are subject to review by the Minnesota Department of Commerce at all times. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. Under insurance guaranty fund laws, in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

LEGAL PROCEEDINGS


We are a party to litigation and arbitration proceedings in the ordinary course of our business, none of which is expected to have a material adverse effect on us.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, alleging improper life insurance sales practices, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts. We and our affiliates were named defendants in three purported class-action lawsuits alleging improper insurance and annuity sales practices including improper replacement of existing annuity contracts and insurance policies, improper use of annuities to fund tax deferred contributory retirement plans, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts (BENACQUISTO V. IDS LIFE INSURANCE COMPANY filed in Minnesota State Court 12/13/96; MORK, ET. AL. V. IDS LIFE INSURANCE COMPANY filed in Minnesota State Court 3/21/97; THORESEN V. IDS LIFE INSURANCE COMPANY, ET. AL. filed in Minnesota State Court 10/13/98). A fourth lawsuit was filed against us and our affiliates in federal court (BENACQUISTO, ET. AL. V. IDS LIFE INSURANCE COMPANY, ET. AL. filed in United States District Court -- Minnesota 8/00). In January 2000, AEFC reached an agreement in principle to settle the four class action lawsuits described above. It is expected the settlement will provide $215 million of benefits to more than two million participants in exchange for a release by class members of all insurance and annuity state and federal market conduct claims dating back to 1985.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

The settlement received court approval. Implementation of the settlement commenced October 15, 2001 and is substantially complete. Claim review payments have been made. Numerous individuals opted out of the settlement described above and therefore did not release their claims against AEFC and its subsidiaries. Some of these class members who opted out were represented by counsel and presented separate claims to AEFC and us. Most of their claims have been settled.

In November 2002, a suit, captioned HARITOS ET. AL. V. AMERICAN EXPRESS FINANCIAL CORPORATION AND IDS LIFE INSURANCE COMPANY, was filed in the United States District Court for the District of Arizona. The suit is filed by the plaintiffs who purport to represent a class of all persons that have purchased financial plans from AEFA advisors during an undefined class period. Plaintiffs allege that the sale of the plans violate the Investment Advisers Act of 1940. The suit seeks an unspecified amount of damages, rescission and injunctive relief. We believe that we have meritorious defenses to this suit and intend to defend this case vigorously.

The outcome of any litigation or threatened litigation cannot be predicted with any certainty. However, in the aggregate, we do not consider any lawsuits in which we are named as a defendant to have a material impact on our financial position or operating results.

SELECTED FINANCIAL DATA


The following selected financial data for IDS Life and its subsidiaries should be read in conjunction with the consolidated financial statements and notes.


YEARS ENDED DEC. 31, (THOUSANDS)                                   2002          2001          2000          1999          1998
-----------------------------------------------------------------------------------------------------------------------------------
Premiums                                                       $    341,715  $    314,843  $    287,498  $    255,427  $    229,430
Net investment income                                             1,561,856     1,485,688     1,730,605     1,919,573     1,986,485
Net realized (loss) gain on investments                              (4,507)     (649,752)      (16,975)       26,608         6,902
Other                                                               927,564       962,989     1,036,295       885,102       785,022
TOTAL REVENUES                                                 $  2,826,628  $  2,113,768  $  3,037,423  $  3,086,710  $  3,007,839
INCOME (LOSS) BEFORE INCOME TAXES                              $    470,007  $   (188,957) $    807,264  $    904,317  $    775,792
Income (loss) before cumulative effect of accounting change         382,181       (43,735)      585,637       636,453       540,111
Cumulative effect of accounting change (net of income taxes)             --       (21,416)           --            --            --
NET INCOME (LOSS)                                              $    382,181  $    (65,151) $    585,637  $    636,453  $    540,111
TOTAL ASSETS                                                   $ 59,638,635  $ 57,895,900  $ 60,450,203  $ 64,441,538  $ 56,550,563


MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS


2002 COMPARED TO 2001:

Consolidated net income was $382 million in 2002, compared to consolidated net loss of $65 million in 2001. Consolidated income before income tax expense totaled $470 million in 2002, compared with a consolidated loss before income tax benefit and cumulative effect of accounting change of $189 million in 2001. The significant increase in net income was primarily a result of the 2001 writedown and sale of high-yield securities that reduced risk within the investment portfolio, as explained below.

Total revenues increased by 34% to $2.8 billion in 2002, compared with $2.1 billion in 2001. The increase was primarily due to higher net investment income and lower levels of realized losses, primarily reflecting the impact of the 2001 high-yield securities' realized losses. In addition, invested assets were higher in 2002. Insurance premiums and policyholder and contractholder charges also increased. Partially offsetting were declines in management and other fees, as separate account assets dropped 20% from 2001 levels.

Insurance and investment contract considerations received increased to $8.3 billion in 2002, compared with $5.8 billion in 2001. The increase is primarily due to higher fixed annuity sales in both the advisor distribution channel and through third parties.

Net investment income, the largest component of revenues, increased by $76 million from the prior year. This increase primarily reflects the effect of credit related yield adjustments on fixed maturity investments in 2001 and higher invested asset levels in 2002, which were somewhat offset by lower portfolio yields in 2002, driven by investment portfolio repositioning as described below. Investment income also benefited from the effect of less depreciation in the S&P 500 this year on the value of options hedging outstanding equity indexed annuities, which is offset in the related provisions for losses and benefits.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 7% to $523 million in 2002, compared with $490 million in 2001. This increase relates to the 10% growth in total life insurance inforce, which grew to $119 billion at Dec. 31, 2002.

Management and other fees decreased 14% to $405 million in 2002, compared with $473 million in 2001. This decrease was primarily due to lower levels of average separate account assets, resulting primarily from market depreciation of equity securities as weak equity markets continued throughout the year. We provide investment management services for many of the mutual funds that are available as investment options for variable annuities and variable life insurance. We also receive mortality and expense risk fees from the separate accounts based on the level of assets.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

Net realized losses on investments were $5 million in 2002, compared to net realized losses of $650 million in 2001. The 2002 net realized losses include $146 million from impairments recognized on available-for-sale securities during the year (including $45 million related to directly-held WorldCom debt holdings). We sold approximately $10.5 billion of our invested assets on a consolidated basis during 2002. In addition, approximately $3 billion in investments were redeemed during the year. The cash generated by these sales and redemptions has been or will be invested. The net realized loss for 2001 was comprised of a $143 million pretax net loss in the first quarter resulting primarily from the recognition of impairment losses and the sale of certain high-yield securities; a $227 million writedown in the second quarter to recognize the impact of higher default rate assumptions on certain structured investments; a $262 million writedown of lower-rated securities (most of which were sold during 2001) in the second quarter primarily in connection with our decision to lower our risk profile by reducing the level of our high-yield fixed maturity investment portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; and $18 million of other net losses primarily related to the sale and write-down of other investments.

Total benefits and expenses increased to $2.4 billion in 2002 from $2.3 billion in 2001. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, increased 2% to $1.2 billion, reflecting the growth in fixed annuities in force and the effect of less depreciation in the S&P 500 on equity indexed annuities, despite lower interest crediting rates from the lower interest rate environment. The $56 million increase in total death and other benefits reflects higher insurance claims and a significant increase in guaranteed minimum death benefits on variable annuity contracts with $37 million expensed in 2002 versus $16 million in 2001. 2001's results also include an $11 million charge for anticipated insured loss claims from the September 11th terrorist attacks while 2002 results include a $7 million reversal of a portion of these reserves as a result of lower than anticipated insured loss claims. Deferred acquisition costs (DAC) of $3.3 billion and $3.1 billion are on our balance sheet at Dec. 31, 2002 and 2001, respectively. These balances are approximately $1.7 billion related to life and health insurance and $1.6 billion to annuities. In 2001, approximately $1.6 billion related to life and health insurance and $1.5 billion to annuities. Amortization of DAC decreased to $312 million in 2002, compared to $371 million in 2001. The decrease in 2002's amortization was primarily from the $67 million amortization increase in the first quarter of 2001 of DAC for variable annuity and insurance products as a result of the significant decline in equity-based separate account values and the associated fee revenues. In addition, during the third quarter of 2002 we completed a comprehensive review of our DAC related practices that resulted in a net increase in DAC amortization, as described below.

Other insurance and operating expenses increased to $438 million in 2002, compared to $408 million in 2001. This increase was primarily due to lower levels of expenses deferred in 2002 as described below and from business growth and technology costs related to growth initiatives.

The costs of acquiring new business, including for example, direct sales commissions, related sales incentive bonuses and awards, underwriting costs, policy issue costs and other related costs, have been deferred on the sale of insurance and annuity contracts. The DAC for universal life and variable universal life insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. DAC for other annuities are amortized using the interest method. For traditional life, disability income and long-term care insurance policies, the costs are amortized in proportion to premium revenue.

Amortization of DAC requires the use of certain assumptions including interest margins, mortality rates, persistency rates, maintenance expense levels and customer asset value growth rates for variable products. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. This rate is net of asset fees, and anticipates a blend of equity and fixed income investments. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis.

Management monitors other principal DAC assumptions, such as persistency rates, mortality rates, interest margins and maintenance expense levels each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring process, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period, and is reflected in the period that such changes are made. In 2002, excluding the third quarter, the impact of resetting these assumptions, along with the impact of unfavorable equity market performance, was an acceleration of $22 million pretax of DAC amortization. Third quarter impacts are described below.

During the third quarter of 2002, we completed a comprehensive review of our DAC related practices. The specific areas reviewed included costs deferred, DAC amortization periods, customer asset value growth rate assumptions (which are typically reviewed on a quarterly basis) and other assumptions, including mortality rates and product persistency (which are typically updated on an annual basis in the third quarter). As a result of this review, we took certain actions that resulted in a net $37 million increase in expenses in the third quarter of 2002.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

We reset our customer asset value growth rate assumptions for variable annuity and variable life products to anticipate near-term and long-term growth at an annual rate of 7%. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. This rate is net of asset fees, and anticipates a blend of equity and fixed income investments. Prior to resetting these assumptions, we were projecting long-term customer asset value growth at 7.5% and near-term growth at approximately twice that rate. The impact of resetting these assumptions, along with the impact of unfavorable third quarter 2002 equity market performance, was an acceleration of $173 million pretax of DAC amortization.

Going forward, we intend to continue to use a mean reversion method as a guideline in setting the near-term customer asset value growth rate, also referred to as the mean reversion rate. In periods when market performance results in actual contract value growth at a rate different than that assumed, we will reassess the near-term rate in order to continue to project our best estimate of long-term growth. For example, if actual contract value growth during a quarter is less than 7% on an annualized basis, we would increase the mean reversion rate assumed over the near term to the rate needed to achieve the long-term annualized growth rate of 7% by the end of that period, assuming this long-term view is still appropriate.

We revised certain mortality and persistency assumptions for universal and variable universal life insurance products and fixed and variable annuity products to better reflect actual experience and future expectations. We updated the mortality table used in pricing universal and variable universal life products and in valuing the associated DAC. The most recently published life insurance industry mortality table was used as a starting point, and was then modified based on our experience. We also observed that recent persistency of our universal life products was consistently better than expected, and determined the trend justified an improvement in assumed persistency rates. Additionally, we reviewed and updated persistency assumptions for fixed and variable deferred annuity products. We also reviewed the periods over which DAC is amortized for fixed and variable deferred annuity products. Analysis showed that significant volumes of advisor-distributed fixed annuities were expected to persist beyond our ten-year DAC amortization period. As a result, we extended the amortization period from 10 to 15 years to be more consistent with the period over which significant profits were expected and that would result in a more appropriate matching of revenues and expense. Similarly, we made slight increases in the amortization periods used for certain blocks of advisor-distributed variable annuities. These changes, along with revised assumptions projecting more favorable persistency and mortality rates, resulted in a decrease in DAC expense of $155 million pretax.

Finally, we reviewed our acquisition costs to clarify those costs that vary with and are primarily related to the acquisition of new and renewable annuity and insurance contracts. We revised the types and amounts of costs deferred, in part to reflect the impact of advisor platform changes and the effects of related reengineering. This resulted in an increase in expense of $19 million pretax recognized in the third quarter of 2002.

The adjustments made to customer asset value growth rate assumptions should reduce the risk of adverse DAC adjustments going forward, while changes made to mortality and persistency assumptions and DAC amortization periods somewhat increase the risk of adverse adjustments. Overall, we believe we are less exposed to the risk of adverse DAC adjustments as a result of these changes. The changes relating to the types and amounts of costs deferred will somewhat accelerate the recognition of ongoing expenses, although the impact of this should be offset to some extent as reengineering and other cost control initiatives are expected to mitigate their impact.

2001 COMPARED TO 2000:

Consolidated net loss was $65 million in 2001, compared to consolidated net income of $586 million in 2000. Consolidated loss before income tax benefit and cumulative effect of accounting change totaled $189 million in 2001, compared with consolidated income before income tax expense of $807 million in 2000. This decline was primarily the result of a $633 million increase in net realized loss on investments and a $245 million decrease in investment income.

Total revenues decreased to $2.1 billion in 2001, compared with $3.0 billion in 2000. The decrease was primarily due to decreases in net investment income and from the realized investments losses. Net investment income, the largest component of revenues, decreased by $245 million from the prior year, primarily reflecting credit related yield adjustments on fixed maturity investments and overall lower investment yields.

Total premiums and investment contract deposits received decreased to $5.8 billion in 2001, compared with $6.9 billion in 2000. The reduction is primarily due to lower variable annuity sales.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 12% to $490 million in 2001, compared with $438 million in 2000. This increase reflects increased total life insurance in force, which grew 10% to $108 billion at Dec. 31, 2001.

Management and other fees decreased 21% to $473 million in 2001, compared with $598 million in 2000. This decrease reflects lower average separate account assets outstanding, resulting primarily from equity market depreciation. We provide investment management services for many of the mutual funds that are available as investment options for variable annuities and variable life insurance. We also receive a mortality and expense risk fee from the separate accounts.


              AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

Net realized losses on investments were $650 million in 2001, compared to net realized losses of $17 million in 2000. The net loss for the year was comprised of a $143 million pretax net loss in the first quarter resulting primarily from the recognition of impairment losses and the sale of certain high-yield securities; a $227 million writedown in the second quarter to recognize the impact of higher default rate assumptions on certain structured investments; a $262 million writedown of lower-rated securities (most of which were sold during 2001) in the second quarter primarily in connection with our decision to lower our risk profile by reducing the level of our high-yield fixed maturity investment portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; and $18 million of other net losses primarily related to the sale and write-down of other investments.

Total benefits and expenses increased slightly to $2.3 billion in 2001 from $2.2 billion in 2000. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, decreased slightly to $1.1 billion, reflecting a slight decrease in fixed annuities in force and lower interest crediting rates due to the lower interest rate environment. Amortization of DAC increased to $371 million in 2001, compared to $362 million in 2000. The increase was primarily due to DAC unlocking adjustments (see footnote one of the financial statements for the definition of unlocking adjustments), which resulted in a net increase in amortization of $33.6 million in 2001 and a net decrease in amortization of $12.3 million in 2000. Amortization, excluding unlocking adjustments, was significantly less in 2001 than in 2000, due primarily to the significant drop in equity-based separate account values and associated fee revenue.

Other insurance and operating expenses increased to $408 million in 2001, compared to $379 million in 2000. This increase was primarily a result of business growth and technology costs related to growth initiatives.

IMPACT OF MARKET VOLATILITY ON RESULTS OF OPERATIONS

Various aspects of our business can be significantly impacted by equity market levels and other market-based factors. One of these items is the management fee revenue which is based on the market value of separate account assets. Other areas impacted by market volatility involve DAC (as noted above), structured investments and the variable annuity guaranteed minimum death benefit feature. The value of our structured investment portfolio is impacted by various market factors. These investments include collateralized debt obligations and secured loan trusts (backed by high-yield bonds and bank loans), which are held by us through interests in special purpose entities. The carrying value of these investments is based on estimated cash flow projections, which are affected by factors such as default rates, persistency of defaults, recovery rates and interest rates, among others. Persistency of, or increases in, these default rates could result in negative adjustments to the market values of these investments in the future, which would adversely impact results of operations. Conversely, a decline in the default rates would result in higher values and would benefit future results of operations.

The majority of the variable annuity contracts offered by us contain guaranteed minimum death benefit (GMDB) provisions. At time of issue, these contracts typically guarantee the death benefit payable will not be less than the amount invested, regardless of the performance of the customer's account. Most contracts also provide for some type of periodic adjustment of the guaranteed amount based on the change in the value of the contract. A large portion of our contracts containing a GMDB provision adjust once every six years. The periodic adjustment of these contracts can either increase or decrease the guaranteed amount though not below the amount invested adjusted for withdrawals. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the accumulated contract value. Currently, the amount paid in excess of contract value is expensed when payable.

CERTAIN CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The following provides information about certain critical accounting policies that are important to the Consolidated Financial Statements and that involve estimates requiring significant management assumptions and judgments about the effect of matters that are uncertain. These policies relate to the recognition of impairment within the investment portfolio, deferred policy acquisition costs and insurance and annuity reserves.

INVESTMENTS

All fixed maturity securities and marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of accumulated other comprehensive income (loss), net of the related deferred policy acquisition costs and income taxes. Gains and losses are recognized in the results of operations upon disposition of the securities using the specific identification method. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for fixed maturity securities include, but are not limited to, issuer downgrade, default or bankruptcy. We also consider the extent to which cost exceeds fair value, the duration of time of that decline, and management's judgment about the issuer's current and prospective financial condition. The charges are reflected in net realized gain (loss) on investments within the Consolidated Statements of Income.

Fair value of fixed maturity and equity securities is generally based on quoted market prices. However, our investment portfolio also contains structured investments of various asset quality, including collateralized debt obligations
(CDOs) and secured loan trusts (SLTs) (backed by high-yield bonds and bank loans), which are not readily marketable. As a result, the carrying values of these structured investments are based on estimated cash flow projections which require a significant degree of management judgment as to default and recovery rates of the underlying investments and, as such, are subject to change. If actual future cash flows are less than projected, additional losses would be realized.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

The reserve for losses on mortgage loans on real estate is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate or the fair value of collateral. Additionally, the level of the reserve for losses considers other factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business, including for example, direct sales commissions, related sales incentive bonuses and awards, underwriting costs, policy issue costs and other related costs, have been deferred on the sale of insurance and annuity contracts. The DAC for universal life and variable universal life insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. DAC for other annuities are amortized using the interest method. For traditional life, disability income and long-term care insurance policies, the costs are amortized in proportion to premium revenue.

Amortization of DAC requires the use of certain assumptions including interest margins, mortality rates, persistency rates, maintenance expense levels and customer asset value growth rates for variable products. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. This rate is net of asset fees, and anticipates a blend of equity and fixed income investments. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis.

Management monitors other principal DAC assumptions, such as persistency rates, mortality rates, interest margins and maintenance expense levels each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period, and is reflected in the period that such changes are made.

LIABILITIES FOR FUTURE POLICY BENEFITS

Liabilities for fixed and variable universal life insurance and fixed and variable deferred annuities are accumulation values.

Liabilities for equity indexed deferred annuities issued before 1999 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits. Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue, with an average rate of approximately 6.5%.

Liabilities for future benefits on traditional life insurance, principally term and whole life insurance, are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables, with modifications based on our experience. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on level term and cash value plans generally anticipated to be better than persistency on yearly renewable term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 7% over 5 to 10 years.

Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 5% to 8%.

Liabilities for reported and unpaid life insurance claims are equal to the death benefits payable. For disability income and long-term care claims, unpaid claims liabilities are equal to benefit amounts due and accrued. Liabilities for incurred but not reported claims are estimated based on periodic analysis of the actual reported claim lag. Where applicable, amounts recoverable from reinsurers are separately recorded as receivables. For life insurance, no claim adjustment expense reserve is held. The claim adjustment expense reserves for disability income and long-term care are based on the claim reserves.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

RISK MANAGEMENT

The sensitivity analysis discussed below estimates the effects of hypothetical sudden and sustained changes in the applicable market conditions of two different types of market risk on the ensuing year's earnings, based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates and a 10% decline in the value of equity securities held in separate accounts. Computations of the prospective effects of hypothetical interest rate and equity market changes are based on numerous assumptions, including relative levels of market interest rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occur. Furthermore, the computations do not incorporate actions that management could take if the hypothetical market changes actually took place. As a result, actual earnings consequences will differ from those quantified below.

We primarily invest in fixed income securities over a broad range of maturities for the purpose of providing fixed annuity and fixed universal life contractholders with a competitive rate of return on their investments while controlling risk, and to provide a dependable and targeted spread between the interest rate earned on investments and the interest rate credited to contractholders' accounts. We do not invest in securities to generate short-term trading profits.

IDS Life and each of its insurance subsidiaries' investment committees meet periodically. With respect to IDS Life of New York and American Centurion Life, the full Board acts as the investment committee. At these meetings, the committee or Board reviews models projecting different interest rate scenarios, risk/return measures, and their effect on profitability. The committee or Board also reviews the distribution of assets in the portfolio by type and credit risk sector. The objective of the committee or Board is to structure the investment security portfolio based upon the type and expected behavior of products in the liability portfolio so as to meet contractual obligations and to achieve targeted levels of profitability within defined risk parameters.

Rates credited to contract owners' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, margins may be negatively impacted by increases in the general level of interest rates. Part of the investment committee's or Board's strategy includes the use of derivatives, such as interest rate caps, swaps and floors, for risk management purposes. These derivatives help protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to contract owner's fixed accounts. Conversely, in a low interest rate environment, such as that experienced recently, margins may be negatively impacted as the interest rates available on our investments approaches the guaranteed minimum interest rates on insurance or annuity contracts. This negative impact may be compounded by the fact that many of our interest bearing investments are callable or prepayable by the issuer and calls and prepayments are more likely to occur in a low interest rate environment.

The negative effect on our pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models to the book of business at Dec. 31, 2002, would be approximately $11 million.

On a certain annuity product, the interest is credited to contractholders' accounts based upon the relative change in a major stock market index between the beginning and end of the product's term. As a means of hedging our obligation under the provisions of this product, the committee's strategy is to purchase and write options on a major stock market index, and to purchase futures which are marked to market daily and exchange traded, exposing us to no counterparty risk. At Dec. 31, 2002 equity-based derivatives with a net notional amount of $225 million were outstanding to hedge these equity market exposures.

The amount of the fee income we receive is based upon the daily market value of the separate account assets. As a result, our fee income would be negatively impacted by a decline in the equity markets. Another part of the investment committee's strategy is to use index options to manage the equity market risk related to fee income. These derivatives help protect fee income by providing option income when there is a significant decline in the equity markets. We did not have equity-based derivatives outstanding at Dec. 31, 2002 for this purpose.

The negative effect on our pretax earnings of a 10% decline in equity prices would be approximately $23 million based on separate account assets under management as of Dec. 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity requirements are generally met by funds provided by premiums, investment income, proceeds from sales of investments as well as maturities, periodic repayments of investment principal and capital contributions. Maturities of our investments are largely matched with the expected future payments of insurance and annuity obligations.

The primary uses of funds are policy benefits, commissions and operating expenses, policy loans, dividends and investment purchases.

We have  available  lines of credit with AEFC  aggregating  $200  million  ($100 million committed and $100 million uncommitted). There were no borrowings outstanding at Dec. 31, 2002. At Dec. 31, 2002, we had outstanding reverse repurchase agreements totaling $225 million. Both the line of credit and the reverse repurchase agreements are used strictly as short-term sources of funds.

At Dec. 31, 2002, investments in fixed maturities comprised 84% of our total invested assets and primarily include corporate debt, mortgage and other asset-backed securities. Approximately 49% is invested in GNMA, FNMA and FHLMC mortgage-backed securities which are considered AAA quality. Our corporate securities comprise a diverse portfolio with the largest concentrations accounting for approximately 63% of the portfolio, in the following industries: banking and finance, utilities, communication and media and transportation.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

At Dec. 31, 2002, approximately 7% of our investments in fixed maturities were below investment grade bonds. These investments may be subject to a higher degree of risk than the investment grade issues because of the borrower's generally greater sensitivity to adverse economic conditions, such as a recession or increasing interest rates, and in certain instances, the lack of an active secondary market. Expected returns on below investment grade bonds reflect consideration of such factors. We have identified those fixed maturities for which a decline in fair value is determined to be other-than-temporary, and have written them down to fair value with a charge to earnings.

During 2002, we continued to hold investments in CDOs and SLTs, some of which are also managed by a related party. We invested in CDOs and SLTs as part of our investment strategy in order to pay a competitive rate to contractholders' accounts. Our exposure as an investor is limited solely to our aggregate investment in the CDOs and SLTs, and we have no obligations or commitments, contingent or otherwise, that could require any further funding of such investments. As of Dec. 31, 2002, the carrying values of the CDO residual tranches and SLT notes were $13 million and $657 million, respectively. CDOs and SLTs are illiquid investments. As an investor in the residual tranche of CDOs, our return correlates to the performance of portfolios of high-yield bonds and/or bank loans. As a noteholder of SLTs, our return is based on a reference portfolio of loans. The carrying value of the CDO and SLT investments and our projected return are based on discounted cash flow projections that require a significant degree of management judgment as to assumptions primarily related to default and recovery rates of the high-yield bonds and/or bank loans either held directly by the CDO or in the reference portfolio of the SLT and, as such, are subject to change. Generally, the SLTs are structured such that the principal amount of the loans in the reference portfolio may be up to five times that of the par amount of the notes held by us. Although the exposure associated with our investment in CDOs and SLTs is limited to the carrying value of such investments, they are volatile investments and have a substantial degree of risk associated with them because the amount of the initial value of the loans and/or other debt obligations in the related portfolios is significantly greater than our exposure. Deterioration in the value of the high-yield bonds or bank loans would likely result in deterioration of our investment return with respect to the relevant CDO or SLT, as the case may be. In the event of significant deterioration of a portfolio, the relevant CDO or SLT may be subject to early liquidation, which could result in further deterioration of the investment return or, in severe cases, loss of the carrying amount.

During 2001, we placed a majority of our rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $675 million, into a securitization trust. In return, we received $90 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests in the trust with allocated book amounts aggregating $586 million. As of Dec. 31, 2002, the retained interests had a carrying value of $562 million, of which $388 million is considered investment grade. We have no obligations, contingent or otherwise, to such unaffiliated investors. One of the results of this transaction is that increases or decreases in future cash flows of the individual CDOs are combined into one overall cash flow for purposes of determining the carrying value of the retained interests and related impact on results of operations.

At Dec. 31, 2002, net unrealized gains on available-for-sale fixed maturity securities included $1,029 million of gross unrealized gains and $186 million of gross unrealized losses. We do not classify fixed maturity securities as held-to-maturity.

At Dec. 31, 2002, we had a reserve for losses on mortgage loans totaling $35 million and on real estate investments totaling $nil.

In 2002, we received capital contributions from AEFC totaling $400 million and paid dividends of $70 million to AEFC.

The economy and other factors cause insurance companies to go under regulatory supervision. These situations result in assessments by state guaranty associations to cover losses to policyholders of insolvent or rehabilitated companies. Some assessments can be partially recovered through a reduction in future premium taxes in certain states. We established an asset for guaranty association assessments paid to those states allowing a reduction in future premium taxes over a reasonable period of time. The asset is being amortized as premium taxes are reduced. We have also estimated the potential effect of future assessments on our financial position and results of operations and have established a reserve for such potential assessments.

The National Association of Insurance Commissioners (NAIC) established risk-based capital (RBC) standards for life insurance companies to determine capital requirements based upon the risks inherent in its operations. These standards require the computation of a RBC amount which is then compared to a company's actual total adjusted statutory capital. The computation involves applying factors to various statutory financial data to address four primary risks: asset default, adverse insurance experience, interest rate risk and external events. These standards provide for regulatory attention when the percentage of total adjusted capital to authorized control level RBC is below certain levels. As of Dec. 31, 2002, our total adjusted capital was well in excess of the levels requiring regulatory attention. In 2003, any dividend distributions in excess of 10% of our statutory capital would require approval of the Department of Commerce of the State of Minnesota.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

FORWARD-LOOKING STATEMENTS

Certain statements in the Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations contain forward-looking statements which are subject to risks and uncertainties that could cause results to differ materially from such statements. The words "believe," "expect," "anticipate," "optimistic," "intend," "plan," "aim," "will," "should," "could," "likely," and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to publicly update or revise any forward-looking statements. Important factors that could cause actual results to differ materially from our forward-looking statements include, but are not limited to: fluctuations in external markets, which can affect the amount and types of investment products sold, the market value of our managed assets, management and other fees received based on those assets and the amount of amortization of DAC; potential deterioration in high-yield and other investments, which could result in further losses in our investment portfolio; changes in assumptions relating to DAC which also could impact the amount of DAC amortization; the ability to sell certain high-yield investments at expected values and within anticipated timeframes and to maintain our high-yield portfolio at certain levels in the future; the types and the value of certain death benefit features on variable annuity contracts; the affect of assessments and other surcharges for guaranty funds; the response of reinsurance companies under reinsurance contracts; the impact of reinsurance rates and the availability and adequacy of reinsurance to protect us against losses; negative changes in our and our subsidiaries' credit ratings; increasing competition in all our major businesses; the adoption of recently issued rules related to the consolidation of variable interest entities, including those involving CDOs and SLTs that we invest in which could affect both our balance sheet and results of operations; and outcomes of litigation.

ADDITIONAL INFORMATION


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended Dec. 31, 2002 previously filed by IDS Life with the SEC under the 1934 Act is incorporated by reference into this prospectus.


IDS Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact IDS Life at the telephone number and address listed on the first page of this prospectus.

AVAILABLE INFORMATION

This prospectus is part of a registration statement we file with the SEC. Additional information on IDS Life and on this offering is available in the registration statement. You can obtain copies of these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site. This prospectus, other information about the contract and other information incorporated by reference are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION Insofar as indemnification for liabilities arising under the Securities Act of 1933 (1933 Act) may be permitted to directors and officers or persons controlling IDS Life pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.


EXPERTS


Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of IDS Life Insurance Company at Dec. 31, 2002 and 2001, and for each of the three years in the period ended Dec. 31, 2002, as set forth in their report. We've included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

IDS Life Insurance Company
-------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS

IDS LIFE INSURANCE COMPANY

We have audited the accompanying consolidated balance sheets of IDS Life Insurance Company (a wholly-owned subsidiary of American Express Financial Corporation) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP

January 27, 2003

Minneapolis, Minnesota

IDS Life Insurance Company
-------------------------------------------------------------------------------

Consolidated Balance Sheets

December 31, (In thousands, except share amounts)                                                    2002          2001
Assets
Investments:
   Available-for-sale:
      Fixed maturities, at fair value (amortized cost: 2002, $23,209,226; 2001, $20,022,072)      $24,052,104   $20,157,137
      Common stocks, at fair value (cost: 2002, $19; 2001, $805)                                           21         1,704
   Mortgage loans on real estate                                                                    3,417,651     3,680,394
   Policy loans                                                                                       597,144       619,571
   Other investments                                                                                  752,558       621,897
                                                                                                      -------       -------
      Total investments                                                                            28,819,478    25,080,703
Cash and cash equivalents                                                                           4,424,061     1,150,251
Amounts recoverable from reinsurers                                                                   633,510       529,166
Amounts due from brokers                                                                                  501        90,794
Other accounts receivable                                                                              56,245        46,349
Accrued investment income                                                                             296,595       278,199
Deferred policy acquisition costs                                                                   3,309,783     3,107,187
Deferred income taxes, net                                                                                 --       156,308
Other assets                                                                                          117,788       123,246
Separate account assets                                                                            21,980,674    27,333,697
                                                                                                   ----------    ----------
Total assets                                                                                      $59,638,635   $57,895,900
                                                                                                  ===========   ===========
Liabilities and stockholder's equity
Liabilities:
   Future policy benefits:
      Fixed annuities                                                                             $23,411,314   $19,592,273
      Universal life-type insurance                                                                 3,515,010     3,433,904
      Traditional life insurance                                                                      247,441       241,165
      Disability income and long-term care insurance                                                1,466,171     1,227,172
   Policy claims and other policyholders' funds                                                        85,400        71,879
   Amounts due to brokers                                                                           3,342,989     1,740,031
   Deferred income taxes, net                                                                         182,059            --
   Other liabilities                                                                                  463,326       437,017
   Separate account liabilities                                                                    21,980,674    27,333,697
                                                                                                   ----------    ----------
      Total liabilities                                                                            54,694,384    54,077,138
                                                                                                   ----------    ----------
Commitments and contingencies
Stockholder's equity:
   Capital stock, $30 par value per share; 100,000 shares authorized, issued and outstanding            3,000         3,000
   Additional paid-in capital                                                                       1,088,327       688,327
   Accumulated other comprehensive income, net of tax:
      Net unrealized securities gains                                                                 497,319        83,443
      Net unrealized derivative gains (losses)                                                            764         1,332
                                                                                                          ---         -----
         Total accumulated other comprehensive income                                                 498,083        84,775
   Retained earnings                                                                                3,354,841     3,042,660
                                                                                                    ---------     ---------
         Total stockholder's equity                                                                 4,944,251     3,818,762
                                                                                                    ---------     ---------
Total liabilities and stockholder's equity                                                        $59,638,635   $57,895,900
                                                                                                  ===========   ===========

See accompanying notes to consolidated financial statements.

IDS Life Insurance Company
-------------------------------------------------------------------------------

Consolidated Statements of Income

Years ended December 31, (In thousands)                                               2002         2001          2000
Revenues
Premiums:
   Traditional life insurance                                                      $   67,978   $   59,415   $   56,187
   Disability income and long-term care insurance                                     273,737      255,428      231,311
                                                                                      -------      -------      -------
      Total premiums                                                                  341,715      314,843      287,498
Net investment income                                                               1,561,856    1,485,688    1,730,605
Policyholder and contractholder charges                                               522,777      489,583      438,127
Management and other fees                                                             404,787      473,406      598,168
Net realized loss on investments                                                       (4,507)    (649,752)     (16,975)
                                                                                       ------     --------      -------
      Total revenues                                                                2,826,628    2,113,768    3,037,423
                                                                                    ---------    ---------    ---------
Benefits and expenses
Death and other benefits:
   Traditional life insurance                                                          36,881       35,519       29,042
   Universal life-type insurance and investment contracts                             221,544      175,247      131,467
   Disability income and long-term care insurance                                      52,962       44,725       40,246
Increase in liabilities for future policy benefits:
   Traditional life insurance                                                           2,768        7,231        5,765
   Disability income and long-term care insurance                                     134,605      123,227      113,239
Interest credited on universal life-type insurance and investment contracts         1,157,636    1,137,636    1,169,641
Amortization of deferred policy acquisition costs                                     312,402      371,342      362,106
Other insurance and operating expenses                                                437,823      407,798      378,653
                                                                                      -------      -------      -------
      Total benefits and expenses                                                   2,356,621    2,302,725    2,230,159
                                                                                    ---------    ---------    ---------
Income (loss) before income tax expense (benefit) and
   cumulative effect of accounting change                                             470,007     (188,957)     807,264
Income tax expense (benefit)                                                           87,826     (145,222)     221,627
                                                                                       ------     --------      -------
Income (loss) before cumulative effect of accounting change                           382,181      (43,735)     585,637
Cumulative effect of accounting change (net of income tax benefit of $11,532)              --      (21,416)          --
                                                                                   ----------   ----------   ----------
Net income (loss)                                                                  $  382,181   $  (65,151)  $  585,637
                                                                                   ==========   ==========   ==========

See accompanying notes to consolidated financial statements.

IDS Life Insurance Company
-------------------------------------------------------------------------------

Consolidated Statements of Stockholder's Equity
                                                                                          Accumulated
                                                                                             other
                                                                            Additional   comprehensive                  Total
                                                                  Capital     paid-in   income (loss),   Retained   stockholder's
For the three years ended December 31, 2002 (In thousands)         stock      capital     net of tax     earnings      equity
Balance, January 1, 2000                                         $3,000   $   288,327    $(411,230)   $2,932,174    $2,812,271
Comprehensive income:
   Net income                                                        --            --           --       585,637       585,637
   Net unrealized holding gains on available-for-sale
     securities arising during the year, net of deferred
     policy acquisition costs of ($5,154)
     and income tax expense of ($46,921)                             --            --       87,138            --        87,138
   Reclassification adjustment for gains included in
     net income, net of income tax expense of $5,192                 --            --       (9,642)           --        (9,642)
                                                                 ------   -----------    ---------    ----------    ----------
   Other comprehensive income                                        --            --       77,496            --        77,496
                                                                 ------   -----------    ---------    ----------    ----------
   Comprehensive income                                              --            --           --            --       663,133
Cash dividends                                                       --            --           --      (410,000)     (410,000)
                                                                 ------   -----------    ---------    ----------    ----------

Balance, December 31, 2000                                        3,000       288,327     (333,734)    3,107,811     3,065,404
Comprehensive income:
   Net loss                                                          --            --           --       (65,151)      (65,151)
   Cumulative effect of adopting SFAS No. 133, net of
     income tax benefit of $626                                      --            --       (1,162)           --        (1,162)
   Net unrealized holding losses on available-for-sale
     securities arising during the year, net of deferred
     policy acquisition costs of ($20,191)
     and income tax benefit of $6,064                                --            --      (11,262)           --       (11,262)
   Reclassification adjustment for losses on
     available-for-sale securities included in net loss,
     net of income tax benefit of $228,003                           --            --      423,434            --       423,434
   Reclassification adjustment for losses on derivatives
     included in net loss, net of income tax benefit of $4,038       --            --        7,499            --         7,499
                                                                 ------   -----------    ---------    ----------    ----------
   Other comprehensive income                                        --            --      418,509            --       418,509
                                                                 ------   -----------    ---------    ----------    ----------
   Comprehensive income                                              --            --           --            --       353,358
Capital contribution                                                 --       400,000           --            --       400,000
                                                                 ------   -----------    ---------    ----------    ----------

Balance, December 31, 2001                                        3,000       688,327       84,775     3,042,660     3,818,762
Comprehensive income:
   Net income                                                        --            --           --       382,181       382,181
   Net unrealized holding gains on available-for-sale
     securities arising during the year, net of deferred
     policy acquisition costs of ($75,351)
     and income tax expense of ($228,502)                            --            --      424,360            --       424,360
   Reclassification adjustment for gains on available-for-sale securities included in net income, net of income tax
     expense of $5,645                                               --            --      (10,484)           --       (10,484)
   Reclassification adjustment for gains on derivatives
     included in net income, net of income tax expense of $305       --            --         (568)           --          (568)
                                                                 ------   -----------    ---------    ----------    ----------
   Other comprehensive income                                        --            --      413,308            --       413,308
                                                                 ------   -----------    ---------    ----------    ----------
   Comprehensive income                                              --            --           --            --       795,489
Cash dividends                                                       --            --           --       (70,000)      (70,000)
Capital contribution                                                 --       400,000           --            --       400,000
                                                                 ------   -----------    ---------    ----------    ----------
Balance, December 31, 2002                                       $3,000    $1,088,327    $ 498,083    $3,354,841    $4,944,251
                                                                 ======    ==========    =========    ==========    ==========

See accompanying notes to consolidated financial statements.

IDS Life Insurance Company
-------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

Years ended December 31, (In thousands)                                                 2002               2001             2000
Cash flows from operating activities
Net income (loss)                                                                 $    382,181       $   (65,151)     $   585,637
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
   Cumulative effect of accounting change, net of tax                                       --            21,416               --
   Policy loans, excluding universal life-type insurance:
     Issuance                                                                          (35,345)          (43,687)         (61,313)
     Repayment                                                                          49,256            54,004           56,088
   Change in amounts recoverable from reinsurers                                      (104,344)         (112,686)         (89,312)
   Change in other accounts receivable                                                  (9,896)           (4,025)           6,254
   Change in accrued investment income                                                  (5,139)           56,729            8,521
   Change in deferred policy acquisition costs, net                                   (277,947)         (175,723)        (291,634)
   Change in liabilities for future policy benefits for traditional life,
     disability income and long-term care insurance                                    245,275           223,177          206,377
   Change in policy claims and other policyholder's funds                               13,521            19,812           27,467
   Deferred income tax provision (benefit)                                             116,995          (246,205)          37,704
   Change in other liabilities                                                          26,309           (24,509)        (120,256)
   Amortization of premium, net                                                         65,869           108,958           37,909
   Net realized loss on investments                                                      4,507           649,752           16,975
   Policyholder and contractholder charges, non-cash                                  (232,725)         (217,496)        (151,745)
   Other, net                                                                           13,820           (83,023)          (9,279)
                                                                                       -------           -------          -------
     Net cash provided by operating activities                                         252,337           161,343          259,393
                                                                                       -------           -------          -------
Cash flows from investing activities
Held-to-maturity securities:
   Purchases                                                                                --                --           (4,487)
   Maturities, sinking fund payments and calls                                              --                --          589,742
   Sales                                                                                    --                --           50,067
Available-for-sale securities:
   Purchases                                                                       (16,287,891)       (9,477,740)      (1,454,010)
   Maturities, sinking fund payments and calls                                       3,078,509         2,706,147        1,019,403
   Sales                                                                            10,093,228         5,493,141        1,237,116
Other investments, excluding policy loans:
   Purchases                                                                          (543,843)         (442,876)        (706,082)
   Sales                                                                               509,588           370,636          435,633
Change in amounts due from brokers                                                      90,293           (75,492)         (15,157)
Change in amounts due to brokers                                                     1,602,958         1,293,684          298,236
                                                                                     ---------         ---------          -------
     Net cash (used in) provided by investing activities                            (1,457,158)         (132,500)       1,450,461
                                                                                    ----------          --------        ---------
Cash flows from financing activities
Activities related to universal life-type insurance and investment contracts:
   Considerations received                                                           4,638,111         2,088,114        1,842,026
   Surrenders and other benefits                                                    (1,655,631)       (2,810,401)      (3,974,966)
   Interest credited to account balances                                             1,157,636         1,137,636        1,169,641
Universal life-type insurance policy loans:
   Issuance                                                                            (80,831)          (83,720)        (134,107)
   Repayment                                                                            89,346            72,805           82,193
Capital contribution                                                                   400,000           400,000               --
Dividends paid                                                                         (70,000)               --         (410,000)
                                                                                     ---------           -------       ----------
     Net cash provided by (used in) financing activities                             4,478,631           804,434       (1,425,213)
                                                                                     ---------           -------       ----------
Net increase in cash and cash equivalents                                            3,273,810           833,277          284,641
Cash and cash equivalents at beginning of year                                       1,150,251           316,974           32,333
                                                                                     ---------           -------       ----------
Cash and cash equivalents at end of year                                          $  4,424,061       $ 1,150,251      $   316,974
                                                                                  ============       ===========      ===========
Supplemental disclosures:
   Income taxes paid                                                              $         --       $        --      $   225,704
   Interest on borrowings                                                                7,906            23,688            3,299
                                                                                     ---------           -------       ----------

See accompanying notes to consolidated financial statements.

IDS Life Insurance Company
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

(In thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

IDS Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the State of Minnesota whose products are primarily distributed through branded financial advisors. The Company is a wholly-owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly-owned subsidiary of American Express Company. The Company serves residents of all states except New York. IDS Life Insurance Company of New York is a wholly-owned subsidiary of the Company and serves New York State residents. The Company also wholly-owns American Enterprise Life Insurance Company, which issues fixed and variable annuity contracts for sale through insurance agencies and broker-dealers who may also be associated with financial institutions, such as banks. American Centurion Life Assurance Company is a wholly-owned subsidiary that offers fixed and variable annuities to American Express(R) Cardmembers and others in New York and through insurance agencies and broker-dealers who may also be associated with financial institutions, such as banks, in New York. American Partners Life Insurance Company is a wholly-owned subsidiary that offers fixed and variable annuities to American Express(R) Cardmembers and others who reside in states other than New York. The Company also wholly-owns IDS REO 1, LLC and American Express Corporation. These subsidiaries hold real estate, mortgage loans on real estate and/or affordable housing investments.

The Company's principal products are deferred annuities and universal life insurance which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. The Company's fixed deferred annuities guarantee a relatively low annual interest rate during the accumulation period (the time before annuity payments begin). However, the Company has the option of paying a higher rate set at its discretion. In addition, persons owning one type of annuity may have their interest calculated based on any increase in a broad-based stock market index. The Company also offers variable annuities, including the American Express Retirement Advisor Advantage(R) Variable Annuity and the American Express Retirement Advisor Select(R) Variable Annuity. Life insurance products currently offered by the Company include universal life (fixed and variable, single life and joint life), single premium life and term products. Waiver of premium and accidental death benefit riders are generally available with these life insurance products. The Company also markets disability income insurance. Although the Company discontinued marketing proprietary long-term care insurance at the end of 2002, long-term care insurance is available through a non-proprietary product distributed by an affiliate.

Under the Company's variable life insurance and variable annuity products described above, the purchaser may choose among investment options that include the Company's "general account" as well as from a variety of portfolios including common stocks, bonds, managed assets and/or short- term securities.

Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities (see Note 4). Certain prior year amounts have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Profits on fixed deferred annuities are the excess of contractholder charges and investment income earned from investment of contract considerations over interest credited to contract values, amortization of deferred acquisition costs, and other expenses. Profits on variable deferred annuities also include the excess of management and other fees over the costs of guaranteed benefits provided. Policyholder and contractholder charges include policy fees and surrender charges. Management and other fees include investment management fees from underlying proprietary mutual funds, certain fee revenues from underlying nonproprietary mutual funds and mortality and expense risk fees from the variable annuity separate accounts.

IDS Life Insurance Company
-------------------------------------------------------------------------------

Profits on fixed universal life insurance are the excess of contractholder charges and investment income earned from investment of contract considerations over interest credited to contract values, death and other benefits paid in excess of contract values, amortization of deferred acquisition costs, and other expenses. Profits on variable universal life insurance also include management and other fees. Policyholder and contractholder charges include the monthly cost of insurance charges, issue and administrative fees and surrender charges. These charges also include the minimum death benefit guarantee fees received from the variable life insurance separate accounts. Management and other fees include investment management fees from underlying proprietary mutual funds, certain fee revenues from underlying nonproprietary mutual funds and mortality and expense risk fees from the variable life insurance separate accounts.

Premiums on traditional life, disability income and long-term care insurance policies are recognized as revenue when due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

Investments -- Fixed maturity and equity securities

All fixed maturity securities and marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of accumulated other comprehensive income (loss), net of the related deferred policy acquisition costs and income taxes. Gains and losses are recognized in the results of operations upon disposition of the securities using the specific identification method. In addition, losses are also recognized when management determines that a decline in a security's fair value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for fixed maturity securities include, but are not limited to, issuer downgrade, default, or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration of time of that decline, and management's judgment about the issuer's current and prospective financial condition. The charges are reflected in net realized loss on investments within the Consolidated Statements of Income.

Fair value of fixed maturity and equity securities is generally based on quoted market prices. However, the Company's investment portfolio also contains structured investments of various asset quality, including collateralized debt obligations (CDOs) and secured loan trusts (backed by high-yield bonds and bank loans), which are not readily marketable. As a result, the carrying values of these structured investments are based on estimated cash flow projections which require a significant degree of management judgment as to default and recovery rates of the underlying investments and, as such, are subject to change. The Company's CDO investments are accounted for in accordance with Emerging Issues Task Force (EITF) Issue 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The Company's secured loan trusts are accounted for in accordance with EITF Issue 96-12 "Recognition of Interest Income and Balance Sheet Classification of Structured Notes."

Net investment income, which primarily consists of interest earned on fixed maturity securities, is generally accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums, discounts and anticipated prepayments on mortgage-backed securities. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

Investments -- Mortgage loans on real estate

Mortgage loans on real estate reflect principal amounts outstanding less reserves for losses. The estimated fair value of the mortgage loans is determined by discounted cash flow analyses using mortgage interest rates currently offered for mortgages of similar maturities.

The reserve for losses is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate or the fair value of collateral. Additionally, the level of the reserve for losses considers other factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Investments -- Policy loans

Policy loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of the related policies.

IDS Life Insurance Company
-------------------------------------------------------------------------------

Investments -- Other investments

Included in Other investments are affordable housing investments, trading securities, syndicated loans and real estate. Affordable housing investments are carried at amortized cost as the Company has no influence over the operating or financial policies of the general partner. Trading securities are held at fair market value with changes in value recognized in the Consolidated Statements of Income within Net investment income. Syndicated loans reflect principal amounts outstanding less reserves for losses and real estate is carried at its estimated fair value.

Cash and cash equivalents

The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost, which approximates fair value.

Deferred policy acquisition costs

The costs of acquiring new business, including for example, direct sales commissions, related sales incentive bonuses and awards, underwriting costs, policy issue costs and other related costs, have been deferred on the sale of insurance and annuity contracts. The deferred acquisition costs (DAC) for universal life and variable universal life insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. DAC for other annuities are amortized using the interest method. For traditional life, disability income and long-term care insurance policies, the costs are amortized in proportion to premium revenue.

Amortization of DAC requires the use of certain assumptions including interest margins, mortality rates, persistency rates, maintenance expense levels and customer asset value growth rates for variable products. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. This rate is net of asset fees, and anticipates a blend of equity and fixed income investments. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis.

Management monitors other principal DAC assumptions, such as persistency rates, mortality rate, interest margin and maintenance expense level assumptions each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year.

When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period, and is reflected in the period that such changes are made. These adjustments are collectively referred to as unlocking adjustments. Unlocking adjustments resulted in net increases in amortization of $40,000 in 2002 and $33,600 in 2001, with a net decrease in amortization of $12,300 in 2000.

Guaranteed minimum death benefits

The majority of the variable annuity contracts offered by the Company contain guaranteed minimum death benefit (GMDB) provisions. At time of issue, these contracts typically guarantee that the death benefit payable will not be less than the amount invested, regardless of the performance of the customer's account. Most contracts also provide for some type of periodic adjustment of the guaranteed amount based on the change in value of the contract. A large portion of the Company's contracts containing a GMDB provision adjust once every six years. The periodic adjustment of these contracts can either increase or decrease the guaranteed amount, though not below the amount invested, adjusted for withdrawals. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the accumulated contract value. Currently, the amount paid in excess of contract value is expensed when payable. Amounts expensed in 2002, 2001 and 2000 were $37,361, $16,202 and $835, respectively.

Liabilities for future policy benefits

Liabilities for fixed and variable universal life insurance and fixed and variable deferred annuities are accumulation values.

Liabilities for equity indexed deferred annuities issued before 1999 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits. Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue, with an average rate of approximately 6.5%.

IDS Life Insurance Company
-------------------------------------------------------------------------------

Liabilities for future benefits on traditional life insurance, principally term and whole life insurance, are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables, with modifications based on Company experience. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on level term and cash value plans generally anticipated to be better than persistency on yearly renewable term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 7% over 5 to 10 years.

Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 5% to 8%.

Liabilities for reported and unpaid life insurance claims are equal to the death benefits payable. For disability income and long-term care claims, unpaid claims liabilities are equal to benefit amounts due and accrued. Liabilities for incurred but not reported claims are estimated based on periodic analysis of the actual reported claim lag. Where applicable, amounts recoverable from reinsurers are separately recorded as receivables. For life insurance, no claim adjustment expense reserve is held. The claim adjustment expense reserves for disability income and long-term care are based on the claim reserves.

The Company does not issue participating insurance contracts and has no short-duration life insurance liabilities.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with that used in accounting for original policies issued and with the terms of the reinsurance contracts.

The maximum amount of life insurance risk retained by the Company is $750 on any policy insuring a single life and $1,500 on any policy insuring a joint-life combination. The Company generally retains 10% of the mortality risk on new life insurance policies. Risk not retained is reinsured with other life insurance companies. Risk on universal life and variable universal life policies is reinsured on a yearly renewable term basis. Risk on term insurance and long-term care policies is reinsured on a coinsurance basis. The Company retains all accidental death benefit, disability income and waiver of premium risk.

Federal income taxes

The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

Separate account business

The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners. The Company receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. The Company receives mortality and expense risk fees from the separate accounts.

The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative fees are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative fees are deducted from contract funds will not exceed contractual maximums. The Company also guarantees that the death benefit will continue to be payable at the initial level regardless of investment performance so long as minimum premium payments are made.

IDS Life Insurance Company
-------------------------------------------------------------------------------

Accounting developments

In July 2000, the Financial Accounting Standards Board's (FASB's) Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The Company adopted the consensus as of January 1, 2001. Issue 99-20 prescribes procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. The consensus primarily affects the Company's CDO investments. Adoption of the consensus required the Company to adjust the carrying amount of these investments downward by $21,416, net of tax, which is reflected as a cumulative effect of accounting change in the Consolidated Statement of Income.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133), which requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative are recorded in earnings or directly to other comprehensive income, depending on the instrument's designated use. The adoption of SFAS No. 133 resulted in a cumulative after-tax reduction to other comprehensive income of $1,162. The cumulative impact to earnings was not significant. See Note 8 for further discussion of the Company's derivative and hedging activities.

SFAS No. 133 also provided a one-time opportunity to reclassify held-to-maturity security investments to available-for-sale without tainting the remaining securities in the held-to-maturity portfolio. The Company elected to take the opportunity in 2001 to reclass all its held-to-maturity investments to available-for-sale.

The Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which superseded SFAS No.
125. The Statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The impact on the Company's financial position or results of operations of adopting the Statement was not significant.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs). The accounting provisions and expanded disclosure requirements for VIEs existing at December 31, 2002, are fully effective for reporting periods beginning after June 15, 2003. An entity shall be subject to consolidation according to the provisions of FIN 46, if, by design, either (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) as a group, the holders of the equity investment at risk lack: (a) direct or indirect ability to make decisions about an entity's activities; (b) the obligation to absorb the expected losses of the entity if they occur; or (c) the right to receive the expected residual return of the entity if they occur. In general, FIN 46 will require a VIE to be consolidated when an enterprise has a variable interest that will absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual return.

It is likely that the Company will consolidate or disclose information about VIEs when FIN 46 becomes effective in the third quarter of 2003. The entities primarily impacted by FIN 46 relate to structured investments, including CDOs and secured loan trusts (SLTs), which are owned by the Company. The application of FIN 46 for CDOs and SLTs will have no effect on the cash flows of the Company. The CDO entities contain debt issued to investors, which are non-recourse to the Company and are solely supported by portfolios of high-yield bonds and loans. The Company often invests in the residual and rated debt tranches of the CDO structures that are either managed by a related party or a third-party. With regards to those CDOs in which the Company owns a residual tranche and which a related party manages, the portfolios of high-yield bonds and loans have a fair value at December 31, 2002 of approximately $2.0 billion for the benefit of the $2.7 billion in CDO debt investors.

Substantially all of the Company's interest in the rated debt tranches along with rated tranches owned by AEFC were placed in a securitization trust described in Note 2. The SLTs provide returns to investors primarily based on the performance of an underlying portfolio of up to $3.3 billion in high-yield loans. Currently, the underlying portfolio consists of $2.9 billion in high-yield loans with a market value of $2.6 billion, which are managed by a related party.

While the potential consolidation of these entities may impact the results of operations at adoption and for each reporting period thereafter, the Company's maximum exposure to economic loss as a result of its investment in these entities is represented by the carrying values at December 31, 2002 because any further reduction in the value of the assets will be absorbed by the non-recourse debt or other unrelated entities. The CDO residual tranches have an adjusted cost basis of $13,363 and the SLTs have an adjusted cost basis of $656,565.

The Company continues to evaluate other relationships and interests in entities that may be considered VIEs, including affordable housing investments. The impact of adopting FIN 46 on the Consolidated Financial Statements is still being reviewed.

IDS Life Insurance Company
-------------------------------------------------------------------------------

2. INVESTMENTS

Fixed maturity and equity securities

The following is a summary of securities available-for-sale at December 31,
2002:
                                                                   Gross            Gross
                                                   Amortized    unrealized       unrealized    Fair
                                                     cost          gains           losses      value
Fixed maturities:
   U.S. Government agency obligations            $    84,075    $   12,015       $    687   $    95,403
   State and municipal obligations                    29,202         2,522             --        31,724
   Corporate bonds and obligations                 9,614,296       611,060        116,345    10,109,011
   Mortgage and other asset-backed securities     12,145,797       393,342         10,067    12,529,072
   Structured investments                          1,306,245         2,112         59,101     1,249,256
   Foreign government bonds and obligations           29,611         8,027             --        37,638
                                                 -----------    ----------       --------   -----------
Total fixed maturity securities                  $23,209,226    $1,029,078       $186,200   $24,052,104
                                                 ===========    ==========       ========   ===========
Common stocks                                    $        19    $        2       $     --   $        21
                                                 ===========    ==========       ========   ===========

The amortized cost and fair value of fixed maturity securities at December 31, 2002 by contractual maturity are as follows:

                                                     Amortized       Fair
                                                       cost          value
Due within one year                              $   768,066   $   779,833
Due from one to five years                         2,740,513     2,887,899
Due from five to ten years                         5,865,084     6,165,165
Due in more than ten years                         1,689,766     1,690,135
Mortgage and other asset-backed securities        12,145,797    12,529,072
                                                  ----------    ----------
   Total                                         $23,209,226   $24,052,104
                                                 ===========   ===========

The timing of actual receipts may differ from contractual maturities because issuers may have the right to call or prepay obligations.

The following is a summary of securities available-for-sale at December 31,
2001:
                                                                     Gross          Gross
                                                     Amortized    unrealized     unrealized       Fair
                                                       cost          gains         losses         value
Fixed maturities:
   U.S. Government agency obligations            $    31,074      $  2,190       $     56  $     33,208
   State and municipal obligations                     7,826           149             --         7,975
   Corporate bonds and obligations                10,281,693       272,539        113,061    10,441,171
   Mortgage and other asset-backed securities      8,292,576       103,109         32,801     8,362,884
   Structured investments                          1,377,195         3,793        105,304     1,275,684
   Foreign government bonds and obligations           31,708         4,507             --        36,215
                                                 -----------      --------       --------   -----------
Total fixed maturity securities                  $20,022,072      $386,287       $251,222   $20,157,137
                                                 -----------      --------       --------   -----------
Common stocks                                    $       805      $    899      $      --   $     1,704
                                                 ===========      ========      =========   ===========

Pursuant to the adoption of SFAS No. 133 the Company reclassified all held-to-maturity securities with a carrying value of $6,463,613 and net unrealized gains of $8,185 to available-for-sale as of January 1, 2001.

At December 31, 2002 and 2001, bonds carried at $14,523 and $14,639, respectively, were on deposit with various states as required by law.

IDS Life Insurance Company
-------------------------------------------------------------------------------

At December 31, 2002, fixed maturity securities comprised approximately 84 percent of the Company's total investments. These securities are rated by Moody's and Standard & Poor's (S&P), except for approximately $1.4 billion of securities which are rated by AEFC's internal analysts using criteria similar to Moody's and S&P. Ratings are presented using S&P's convention and if the two agencies' ratings differ, the lower rating is used. A summary of fixed maturity securities, at fair value, by rating on December 31, is as follows:

Rating                                               2002               2001
AAA                                                   53%                45%
AA                                                     1                  1
A                                                     14                 15
BBB                                                   25                 34
Below investment grade                                 7                  5
                                                     ---                ---
   Total                                             100%               100%
                                                     ===                ===

At December 31, 2002, approximately 93% of the securities rated AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than ten percent of stockholder's equity.

Available-for-sale securities were sold during 2002 with proceeds of $10,093,228 and gross realized gains and losses of $297,477 and $135,824, respectively. Available-for-sale securities were sold during 2001 with proceeds of $5,493,141 and gross realized gains and losses of $116,565 and $390,732, respectively. Available-for-sale securities were sold during 2000 with proceeds of $1,237,116 and gross realized gains and losses of $25,101 and $21,147, respectively.

During the years ended December 31, 2002, 2001, and 2000, the Company also recognized losses of $145,524, $348,730, and $38,816 respectively due to other-than-temporary impairments on structured investments and corporate debt securities. These amounts are reflected in the net realized loss on investments in the Consolidated Statements of Income. The 2001 realized losses and other-than temporary impairments include the effect of the write-downs and sale of high-yield securities discussed below.

The net unrealized gain on available-for-sale securities as of December 31, 2002 and 2001, was $842,880 and $135,964, respectively, with the $706,916 change, net of taxes and deferred policy acquisition costs, reflected as a separate component in accumulated other comprehensive income for the year ended December 31, 2002. For the years ended December 31, 2001 and 2000 the change in net unrealized losses on available-for-sale securities was a decrease of $667,340 and $122,196, respectively.

During 2001, the Company recorded pretax losses of $828,175 to recognize the impact of higher default rate assumptions on certain structured investments; to write down lower rated securities (most of which were sold during 2001) in connection with Company's decision to lower its risk profile by reducing the level of its high-yield portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; to write down certain other investments; and, to adopt EITF Issue 99-20, as previously discussed. Within the Consolidated Statements of Income, $623,958 of these losses are included in Net realized losses on investments and $171,269 are included in Net investment income, with the remaining losses recorded as a cumulative effect of accounting change.

During 2001, the Company placed a majority of its rated CDO securities and related accrued interest, (collectively referred to as transferred assets), having an aggregate book value of $675,347, into a securitization trust. In return, the Company received $89,535 in cash relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $585,812. As of December 31, 2002, the retained interests had a carrying value of approximately $562,000, of which approximately $388,000 is considered investment grade. The book amount is determined by allocating the previous carrying value of the transferred assets between assets sold and the retained interests based on their relative fair values. Fair values are based on the estimated present value of future cash flows. The retained interests are accounted for in accordance with EITF Issue 99-20.

Fair values of fixed maturity and equity securities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates, estimated future cash flows and market data from independent brokers.

IDS Life Insurance Company
-------------------------------------------------------------------------------

Mortgage loans on real estate

At December 31, 2002, approximately 12% of the Company's investments were mortgage loans on real estate. Concentration of credit risk by region of the United States and by type of real estate are as follows:

                                      December 31, 2002              December 31, 2001
                                On balance        Funding        On balance      Funding
Region                             sheet        commitments         sheet      commitments
East North Central             $  611,886        $    --       $  670,387       $ 1,873
West North Central                493,310         25,500          549,015            --
South Atlantic                    765,443          2,800          815,837         9,490
Middle Atlantic                   318,699         19,100          352,821         9,363
New England                       227,150          5,800          274,486         8,700
Pacific                           355,622          5,250          355,945        14,618
West South Central                210,435          1,000          214,000           600
East South Central                 63,859             --           55,798            --
Mountain                          406,459             --          413,053            27
                               ----------        -------       ----------       -------
                                3,452,863         59,450        3,701,342        44,671
Less reserves for losses           35,212             --           20,948            --
                               ----------        -------       ----------       -------
   Total                       $3,417,651        $59,450       $3,680,394       $44,671
                               ==========        =======       ==========       =======

                                      December 31, 2002              December 31, 2001
                                On balance        Funding        On balance      Funding
Property type                      sheet        commitments         sheet      commitments
Department/retail stores       $  991,984        $20,722       $1,117,195       $13,200
Apartments                        622,185             --          694,214        11,531
Office buildings                1,178,434         25,628        1,203,090         7,650
Industrial buildings              344,604         13,100          333,713         2,263
Hotels/motels                     102,184             --          108,019            --
Medical buildings                  95,189             --          106,927         6,000
Nursing/retirement homes           35,873             --           39,590            --
Mixed use                          54,512             --           86,972            27
Other                              27,898             --           11,622         4,000
                               ----------        -------       ----------       -------
                                3,452,863         59,450        3,701,342        44,671
Less reserves for losses           35,212             --           20,948            --
                               ----------        -------       ----------       -------
   Total                       $3,417,651        $59,450       $3,680,394       $44,671
                               ==========        =======       ==========       =======

Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. Commitments to fund mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

At December 31, 2002, 2001 and 2000, the Company's investment in impaired loans was $33,130, $39,601 and $24,999, respectively, with related reserves of $9,100, $7,225 and $4,350, respectively.

During 2002, 2001 and 2000, the average recorded investment in impaired loans was $36,583, $24,498 and $27,063, respectively.

The Company recognized $1,090, $1,285 and $1,033 of interest income related to impaired loans for the years ended December 31, 2002, 2001 and 2000, respectively.

IDS Life Insurance Company
-------------------------------------------------------------------------------

The following table presents changes in the reserves for mortgage loan losses:

                                          2002            2001          2000
Balance, January 1                       $20,948        $11,489      $ 28,283
Provision for mortgage loan losses        14,264         14,959       (14,894)
Loan payoffs                                  --             --        (1,200)
Foreclosures and write-offs                   --         (5,500)         (700)
                                         -------        -------      --------
Balance, December 31                     $35,212        $20,948      $ 11,489
                                         =======        =======      ========

Sources of investment income and realized losses on investments

Net investment income for the years ended December 31 is summarized as follows:

                                          2002            2001          2000
Income on fixed maturities            $1,331,547     $1,276,966    $1,473,560
Income on mortgage loans                 274,524        290,608       286,611
Other                                    (15,642)       (41,927)        9,834
                                      ----------     ----------    ----------
                                       1,590,429      1,525,647     1,770,005
Less investment expenses                  28,573         39,959        39,400
                                      ----------     ----------    ----------
   Total                              $1,561,856     $1,485,688    $1,730,605
                                      ==========     ==========    ==========

Net realized losses on investments for the years ended December 31 is summarized as follows:

                                          2002            2001          2000
Fixed maturities                        $ 16,129      $(622,897)     $(34,862)
Mortgage loans                           (15,586)       (17,834)       16,794
Other investments                         (5,050)        (9,321)        1,093
                                        --------      ---------      --------
   Total                                $ (4,507)     $(649,752)     $(16,975)
                                        ========      =========      ========

3. INCOME TAXES

The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

The income tax expense (benefit) for the years ended December 31 consists of the following:
                                                                                        2002            2001          2000
Federal income taxes
   Current                                                                            $(30,648)     $  88,121      $176,397
   Deferred                                                                            116,996       (234,673)       37,704
                                                                                      --------      ---------      --------
                                                                                        86,348       (146,552)      214,101
State income taxes -- current                                                            1,478          1,330         7,526
                                                                                      --------      ---------      --------
Income tax expense (benefit) before cumulative effect of accounting change              87,826       (145,222)      221,627
Cumulative effect of accounting change income tax benefit                                   --        (11,532)           --
                                                                                      --------      ---------      --------
Income tax expense (benefit)                                                          $ 87,826      $(156,754)     $221,627
                                                                                      ========      =========      ========

Income tax expense (benefit) before the cumulative effect of accounting change differs from that computed by using the federal statutory rate of 35%. The principal causes of the difference in each year are shown below:

                                                               2002                    2001                    2000
                                                       Provision    Rate     Provision       Rate       Provision     Rate
Federal income taxes based on the statutory rate      $164,502      35.0%   $ (66,136)      (35.0)%    $282,542       35.0%
Tax-exempt interest and dividend income                 (5,260)     (1.1)      (4,663)       (2.5)       (3,788)      (0.5)
State taxes, net of federal benefit                        961       0.2          865         0.4         4,892        0.6
Affordable housing credits                             (70,000)    (14.9)     (73,200)      (38.7)      (54,569)      (6.8)
Other, net                                              (2,377)     (0.5)      (2,088)       (1.1)       (7,450)      (0.8)
                                                      --------      ----    ---------       -----      --------       ----
Total income taxes                                    $ 87,826      18.7%   $(145,222)      (76.9)%    $221,627       27.5%
                                                      ========      ====    =========       =====      ========       ====

A portion of life insurance company income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2002, the Company had a policyholders' surplus account balance of $20,114. The policyholders' surplus account is only taxable if dividends to the stockholder exceed the stockholder's surplus account or if the Company is liquidated. Deferred income taxes of $7,040 have not been established because no distributions of such amounts are contemplated.

IDS Life Insurance Company
-------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of December 31 are as follows:

                                                             2002         2001
Deferred income tax assets:
   Policy reserves                                       $  683,144   $  705,637
   Other investments                                        319,829      333,857
   Other                                                     29,789       24,640
                                                          ---------    ---------
Total deferred income tax assets                          1,032,762    1,064,134
                                                          ---------    ---------
Deferred income tax liabilities:
   Deferred policy acquisition costs                        929,751      861,892
   Net unrealized gain -- available-for-sale securities     267,787       45,934
   Other                                                     17,283           --
                                                          ---------    ---------
Total deferred income tax liabilities                     1,214,821      907,826
                                                          ---------    ---------
Net deferred income tax (liability) asset                $ (182,059)  $  156,308
                                                         ==========   ==========

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets and, therefore, no such valuation allowance has been established.

4. STOCKHOLDER'S EQUITY

Retained earnings available for distribution as dividends to AEFC are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. The Company's statutory unassigned surplus aggregated $1,323,324 and $1,262,335 as of December 31, 2002 and 2001, respectively (see Note 3 with respect to the income tax effect of certain distributions). In addition, any dividend distributions in 2003 in excess of $240,838 would require approval of the Department of Commerce of the State of Minnesota.

Statutory net income (loss) for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

                                           2002           2001          2000
Statutory net income (loss)            $  159,794   $  (317,973)   $  344,973
Statutory capital and surplus           2,408,379     1,947,350     1,778,306
                                        ---------     ---------     ---------

The National Association of Insurance Commissioners (NAIC) revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised regulations took effect January 1, 2001. The domiciliary states of the Company and its insurance subsidiaries adopted the provisions of the revised manual, with the exception of certain provisions not adopted by its subsidiaries organized in the state of New York. The revised manual changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The impact of implementing these changes was a decrease of $39,997 to the Company's statutory-basis capital and surplus as of January 1, 2001. Effective January 1, 2002 the Company's subsidiaries organized in the state of New York adopted additional provisions of the manual which resulted in an increase of $5,597 to the Company's statutory-basis capital and surplus as of January 1, 2002.

5. RELATED PARTY TRANSACTIONS

The Company loans funds to AEFC under a collateral loan agreement. The balance of the loan was $nil at December 31, 2002 and 2001. This loan can be increased to a maximum of $75,000 and pays interest at a rate equal to the preceding month's effective new money rate for the Company's permanent investments. Interest income on related party loans totaled $nil in 2002, 2001 and 2000.

The Company participates in the American Express Company Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $294, $263 and $250 in 2002, 2001 and 2000, respectively.

The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2002, 2001 and 2000 were $1,411, $662 and $1,707, respectively.

IDS Life Insurance Company
-------------------------------------------------------------------------------

The Company participates in defined benefit health care plans of AEFC that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of AEFC. AEFC expenses these benefits and allocates the expenses to its subsidiaries. The cost of these plans charged to operations in 2002, 2001 and 2000 was $1,835, $1,011 and $1,136, respectively.

Charges by AEFC for use of joint facilities, technology support, marketing services and other services aggregated $526,081, $505,526 and $582,836 for 2002, 2001 and 2000, respectively. Certain of these costs are included in DAC. Expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Included in other liabilities at December 31, 2002 and 2001 are $55,602 and $68,919, respectively, payable to AEFC for federal income taxes.

6. LINES OF CREDIT

The Company has available lines of credit with AEFC aggregating $200,000 ($100,000 committed and $100,000 uncommitted). The interest rate for any borrowings is established by reference to various indices plus 20 to 45 basis points, depending on the term. There were no borrowings outstanding under this agreement at December 31, 2002 and 2001.

7. COMMITMENTS AND CONTINGENCIES

At December 31, 2002, 2001 and 2000, traditional life and universal life-type insurance in force aggregated $119,173,734, $108,255,014 and $98,060,472 respectively, of which $38,008,734, $25,986,706 and $17,429,851 was reinsured at the respective year ends. The Company also reinsures a portion of the risks assumed under long-term care policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $129,345, $114,534 and $89,506 and reinsurance recovered from reinsurers amounted to $60,567, $43,388, and $32,500 for the years ended December 31, 2002, 2001 and 2000, respectively. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

At December 31, 2002, the Company had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse affect on the Company.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, alleging improper life insurance sales practices, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts. The Company and its affiliates were named defendants in three purported class-action lawsuits alleging improper insurance and annuity sales practices including improper replacement of existing annuity contracts and insurance policies, improper use of annuities to fund tax deferred contributory retirement plans, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts. A fourth lawsuit was filed against the Company and its affiliates in federal court. In January 2000, AEFC reached an agreement in principle to settle the four class action lawsuits described above. It is expected the settlement will provide $215,000 of benefits to more than two million participants in exchange for a release by class members of all insurance and annuity state and federal market conduct claims dating back to 1985. The settlement received court approval. Implementation of the settlement commenced October 15, 2001 and is substantially complete. Claim review payments have been made. Numerous individuals opted out of the settlement described above and therefore did not release their claims against AEFC and its subsidiaries. Some of these class members who opted out were represented by counsel and presented separate claims to AEFC and the Company. Most of their claims have been settled.

The outcome of any litigation or threatened litigation cannot be predicted with any certainty. However, in the aggregate, the Company does not consider any lawsuits in which it is named as a defendant to have a material impact on the Company's financial position or operating results.

The IRS routinely examines the Company's federal income tax returns and is currently conducting an audit for the 1993 through 1996 tax years. Management does not believe there will be a material adverse effect on the Company's consolidated financial position as a result of these audits.

IDS Life Insurance Company
-------------------------------------------------------------------------------

8. DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate and equity market volatility. The Company does not enter into derivative instruments for speculative purposes. As prescribed by SFAS No. 133, derivative instruments that are designated and qualify as hedging instruments are classified as cash flow hedges, fair value hedges, or hedges of a net investment in a foreign operation, based upon the exposure being hedged. The Company currently has economic hedges that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133.

The Company enters into interest rate swaps, caps and floors to manage the Company's interest rate risk and options and futures to manage equity-based risk. The values of derivative financial instruments are based on market values, dealer quotes or pricing models.

Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or equity market index. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives held for purposes other than trading are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions. Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

Interest rate caps, swaps and floors are primarily used to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders. No interest rate swaps or floors were outstanding as of December 31, 2002. The interest rate caps expire in January 2003. The fair value of the interest rate caps is included in Other assets. Changes in the value of the interest rate caps are included in Other insurance and operating expenses.

A purchased (written) option conveys the right (obligation) to buy or sell an instrument at a fixed price for a set period of time or on a specific date. The Company writes and purchases index options to manage the risks related to annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term (equity-indexed annuities). The Company views this strategy as a prudent management of equity market sensitivity, such that earnings are not exposed to undue risk presented by changes in equity market levels.

The equity indexed annuities contain embedded derivatives, essentially the equity based return of the product, which must be separated from the host contract and accounted for as derivative instruments per SFAS No. 133. As a result of fluctuations in equity markets, and the corresponding changes in value of the embedded derivatives, the amount of interest credited incurred by the Company related to the annuity product will positively or negatively impact reported earnings.

The purchased and written options are carried at fair value and included in Other assets and Other liabilities, respectively. The fair value of the embedded options are included in Future policy benefits for fixed annuities. The changes in fair value of the options are recognized in Other insurance and operating expenses and the embedded derivatives are recognized in Interest credited on universal life-type insurance and investment contracts. The purchased and written options expire on various dates through 2009.

The Company also purchases futures to hedge its obligations under equity indexed annuities. The futures purchased are marked-to-market daily and exchange traded, exposing the Company to no counterparty risk. The futures contracts mature in 2003.

Index options may be used to manage the equity market risk related to the fee income that the Company receives from its separate accounts and the underlying mutual funds. The amount of the fee income received is based upon the daily market value of the separate account and mutual fund assets. As a result, the Company's fee income could be impacted significantly by fluctuations in the equity market. There are no index options outstanding as of December 31, 2002 related to this strategy.

IDS Life Insurance Company
-------------------------------------------------------------------------------

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company discloses fair value information for financial instruments for which it is practicable to estimate that value. Fair values of life insurance obligations and all non-financial instruments, such as DAC, are excluded. Off-balance sheet intangible assets, such as the value of the field force, are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                                                    2002                         2001
                                                         Carrying          Fair         Carrying        Fair
Financial Assets                                           value           value          value         value
Fixed maturities                                      $24,052,104    $24,052,104    $20,157,137   $20,157,137
Common stocks                                                  21             21          1,704         1,704
Mortgage loans on real estate                           3,417,651      3,815,362      3,680,394     3,845,950
Cash and cash equivalents                               4,424,061      4,424,061      1,150,251     1,150,251
Other investment                                          110,574        108,813         75,721        75,721
Derivatives                                                24,016         24,016         34,477        34,477
Separate account assets                                21,980,674     21,980,674     27,333,697    27,333,697
                                                       ----------     ----------     ----------    ----------
Financial Liabilities
Future policy benefits for fixed annuities            $21,911,497    $21,282,750    $18,139,462   $17,671,777
Derivatives                                                 9,099          9,099          2,506         2,506
Separate account liabilities                           19,391,316     18,539,425     24,280,092    23,716,854
                                                       ----------     ----------     ----------    ----------

At December 31, 2002 and 2001, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $1,432,294 and $1,368,254, respectively, and policy loans of $67,523 and $84,557, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 2002 and 2001. The fair value of deferred annuities is estimated as the carrying amount less any applicable surrender charges and related loans. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 2002 and 2001.

At December 31, 2002 and 2001, the fair value of liabilities related to separate accounts is estimated as the carrying amount less any applicable surrender charges and less variable insurance contracts carried at $2,589,358 and $3,053,605, respectively.

APPENDIX A

PARTIAL SURRENDER ILLUSTRATION

Involving a surrender charge and a market value adjustment

ANNUITY ASSUMPTIONS
Single payment          $10,000
Guarantee period        10 years
Guarantee rate (ig)     6% effective annual yield

                                                  END OF CONTRACT YEAR
                                                   ACCUMULATION VALUES
CONTRACT YEAR             SURRENDER CHARGE %         IF NO SURRENDERS
  1                                8%              $         10,600.00
  2                                7                         11,236.00
  3                                6                         11,910.16
  4                                5                         12,624.77
  5                                4                         13,382.26
  6                                3                         14,185.19
  7                                2                         15,036.30
  8                                1                         15,938.48
  9                                0                         16,894.79
 10                                0                         17,908.48

PARTIAL SURRENDER ASSUMPTIONS

On the first day of your fourth contract year you request a partial surrender of:

Example I -- $2,000 of your accumulation value

Example II -- A $2,000 net surrender check

You may surrender 10% of $11,910.16 (end of third contract year accumulation value) without surrender charge but subject to a market value adjustment -- this is $1,191.02

The excess market adjusted value surrendered is subject to both a 5% (fourth contract year) surrender charge and a market value adjustment.

The current rate applicable for new sales and renewals = 5.5%

The current rate applicable for new sales and renewals +.0025(i SUB(Mvi)) =
5.75%

The number of full years left in your guarantee period (N) = 7

The number of fractional years left in your guarantee period (t) = 0

EXAMPLE I -- $2,000 of accumulation value surrendered

WHAT WILL BE YOUR MARKET VALUE ADJUSTMENT AMOUNT?
The market adjusted value of your $2,000 partial surrender will be:

             RENEWAL VALUE OF ACCUMULATION VALUE SURRENDERED
             -----------------------------------------------
                   (1 + i SUB(Mvi))(TO THE POWER OF (N + t))

                    $2,000 (1 + ig)(TO THE POWER OF 7)
                 =  ----------------------------------
                    (1 + i SUB(Mvi))(TO THE POWER OF 7)

                    $2,000 (1.06)(TO THE POWER Of 7)
                 =  --------------------------------
                      (1.0575)(TO THE POWER OF 7)

                 =           $2,033.33

The market value adjustment = the market adjusted value surrendered less the accumulation value surrendered

     $2,033.33 - $2,000 = $33.33

(NOTE: THIS MARKET VALUE ADJUSTMENT IS POSITIVE. IN OTHER CASES THE MARKET VALUE ADJUSTMENT MAY BE NEGATIVE.)

             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

WHAT WILL BE YOUR SURRENDER CHARGE AMOUNT?

The surrender charge will be 5% multiplied by the excess of the market adjusted value over the accumulation value that may be surrendered without surrender charge:

     ($2,033.33 - $1,191.02) x .05 = $42.12

WHAT NET AMOUNT WILL YOU RECEIVE?

Your contract's accumulation value will decrease by $2,000 and we will send you a check for:

     Accumulation value surrendered        $ 2,000.00
     Market value adjustment                    33.33
     Less surrender charge                     (42.12)
                                           -----------
     Net surrender amount                  $ 1,991.21

EXAMPLE II -- $2,000 net surrender check requested

WHAT WILL BE THE ACCUMULATION VALUE SURRENDERED?

Tell us if you want a specific net surrender check amount. We will work backwards using an involved formula to determine how much accumulation value must be surrendered to result in a net check to you for a specific amount. For a $2,000 net check to you, the formula results in $2,009.09 of accumulation value to be surrendered.

WHAT WILL BE YOUR MARKET VALUE ADJUSTMENT AMOUNT?

The market adjusted value is:

                    RENEWAL VALUE OF ACCUMULATION VALUE SURRENDERED
                    -----------------------------------------------
                        (1 + i SUB(Mvi))(TO THE POWER OF (N + t))

                          $2,009.09 (1 + ig)(TO THE POWER OF 7)
                       =  -------------------------------------
                            (1 + i SUB(Mvi))(TO THE POWER OF 7)

                          $2,009.09 (1.06)(TO THE POWER OF 7)
                       =  -----------------------------------
                              (1.0575)(TO THE POWER OF 7)

                       =            $2,042.58

The market value adjustment = the market adjusted value surrendered less the accumulation value surrendered

     $2,042.58 - $2,009.09 = $33.49

(NOTE: THIS MARKET VALUE ADJUSTMENT IS POSITIVE. IN OTHER CASES THE MARKET VALUE ADJUSTMENT MAY BE NEGATIVE.) WHAT WILL BE YOUR SURRENDER CHARGE AMOUNT?

The surrender charge will be 5% multiplied by the excess of the market adjusted value over the accumulation value that may be surrendered without surrender charge:

     ($2,042.58 - $1,191.02) x .05 = $42.58

WHAT NET AMOUNT WILL YOU RECEIVE?

Your contract's accumulation value will decrease by $2,009.09 and we will send you a check for:

     Accumulation value surrendered        $ 2,009.09
     Market value adjustment                    33.49
     Less surrender charge                     (42.58)
                                           -----------
     Net surrender amount                  $ 2,000.00

             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

APPENDIX B

MARKET VALUE ADJUSTMENT ILLUSTRATION

ANNUITY ASSUMPTIONS

Single payment          $50,000
Guarantee period        10 years
Guarantee rate          6% effective annual yield

MARKET ADJUSTMENT ASSUMPTIONS: These examples show how the market value adjustment may affect your contract values. The surrenders in these examples occur one year after the contract date. There are no previous surrenders.

The accumulation value at the end of one year is $53,000. If there aren't any surrenders, the renewal value at the end of the 10-year guarantee period will be $89,542.38.

We base the market value adjustment on the rate we are crediting (at the time of your surrender) on new contracts with the same length guarantee period as the time remaining in your guarantee period. After one year, you have nine years left of your 10-year guarantee period.

Example I shows a downward market value adjustment. Example II shows an upward market value adjustment. These examples do not show the surrender charge (if any) that would be calculated separately after the market value adjustment. Surrender charge calculations are shown in Appendix A.

MARKET ADJUSTED VALUE FORMULA:

                                     RENEWAL VALUE
MARKET ADJUSTED VALUE = ----------------------------------------
                        (1 + i SUB(Mvi))(TO THE POWER OF (N + t))

     Renewal value = The accumulation value at the end of the current guarantee period
        i SUB(Mvi) = The current interest rate offered for new contract sales and renewals for the number of years remaining in the guarantee period +.0025
                 N = The number of complete contract years to the end of the current guarantee period
                 t = The fraction of the contract year remaining to the end of the contract year

EXAMPLE I-- Downward market value adjustment

A surrender results in a downward market value adjustment when interest rates have increased. Assume after one year, we are now crediting 6.5% for a new contract with a nine-year guarantee period. If you fully surrender, the market adjusted value would be:

                                 RENEWAL VALUE
                     ----------------------------------------
                     (1 + i SUB(Mvi))(TO THE POWER OF (N + t))

                                 $89,542.38
                     = ------------------------------
                       (1 + .0675)(TO THE POWER OF 9)

                     =           $49,741.36

The market value adjustment is a $3,258.64 reduction of the accumulation value:

     ($3,258.64) = $49,741.36 - $53,000

If you surrendered half of your contract instead of all, the market adjusted value of the surrendered portion would be one-half that of the full surrender:

                            $44,771.19
     $24,870.68 = ------------------------------
                   (1 + .0675)(TO THE POWER OF 9)

             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

EXAMPLE II-- Upward market value adjustment

A surrender results in an upward market value adjustment when interest rates have decreased more than .25%. Assume after one year, we are now crediting 5.5% for a new contract with a nine-year guarantee period. If you fully surrender, the market adjusted value would be:

                                    RENEWAL VALUE
                      ----------------------------------------
                      (1 + i SUB(Mvi))(TO THE POWER OF (N + t))

                                  $89,542.38
                      = -----------------------------
                        (1 + .0575)(TO THE POWER OF 9)

                      = $54,138.38

The market value adjustment is a $1,138.38 increase of the accumulation value:

     $1,138.38 = $54,138.38 - $53,000

If you surrendered half of your contract instead of all, the market adjusted value of the surrendered portion would be one-half that of the full surrender:

                            $44,771.19
      $27,069.19 = ------------------------------
                   (1 + .0575)(TO THE POWER OF 9)

             AMERICAN EXPRESS GUARANTEED TERM ANNUITY -- PROSPECTUS

[AMERICAN EXPRESS (R) LOGO]

IDS LIFE INSURANCE COMPANY
70100 AXP FINANCIAL CENTER
MINNEAPOLIS, MN 55474
(800) 862-7919

                                                                 S-6401 R (5/03)

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.       Other Expenses of Issuance and Distribution

The expenses of the issuance and distribution of the interests in the IDS Life Account MGA of IDS Life Insurance Company to be registered, other than commissions on sales of the Contracts, are to be borne by the registrant.

Item 15.       Indemnification of Directors and Officers

The amended and restated By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.       Exhibits


         1. - 2.  Not applicable.

         3.1 Copy of Certificate of Incorporation of IDS Life Insurance Company filed electronically as Exhibit 3.1 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

         3.2 Copy of the Amended and Restated By-laws of IDS Life Insurance Company is filed electronically herewith.

         3.3 Copy of Resolution of the Board of Directors of IDS Life Insurance Company, dated May 5, 1989, establishing IDS Life Account MGA filed electronically as Exhibit 3.3 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.1 Copy of Non-tax qualified Group Annuity Contract, Form 30363C, filed electronically as Exhibit 4.1 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.2 Copy of Non-tax qualified Group Annuity Certificate, Form 30360C, filed electronically as Exhibit 4.2 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.3 Copy of Endorsement No. 30340C-GP to the Group Annuity Contract filed electronically as Exhibit 4.3 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.4 Copy of Endorsement No. 30340C to the Group Annuity Certificate filed electronically as Exhibit 4.4 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.5 Copy of Tax qualified Group Annuity Contract, Form 30369C, filed electronically as Exhibit 4.5 to Post-Effective Amendment No. 10 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.6 Copy of Tax qualified Group Annuity Certificate, Form 30368C, filed electronically as Exhibit 4.6 to Post-Effective Amendment No. 10 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.7 Copy of Group IRA Annuity Contract, Form 30372C, filed electronically as Exhibit 4.7 to Post-Effective Amendment No. 10 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.8 Copy of Group IRA Annuity Certificate, Form 30371C, filed electronically as Exhibit 4.8 to Post-Effective Amendment No. 10 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.9 Copy of Non-tax qualified Individual Annuity Contract, Form 30365D, filed electronically as Exhibit 4.9 to Post-Effective Amendment No. 10 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.10 Copy of Endorsement No. 30379 to the Individual Annuity Contract, filed electronically as Exhibit 4.10 to Post-Effective Amendment No. 10 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.11 Copy of Tax qualified Individual Annuity Contract, Form 30370C, filed electronically as Exhibit 4.11 to Post-Effective Amendment No. 10 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.12 Copy of Individual IRA Annuity Contract, Form 30373C, filed electronically as Exhibit 4.12 to Post-Effective Amendment No. 10 to Registration Statement No. 33-28976 is incorporated herein by reference.

         4.13     Copy of Endorsement No. 33007 filed  electronically as Exhibit
                  4.13  to   Post-Effective   Amendment  No. 12  to Registration
                  Statement No. 33-28976 is incorporated herein by reference.

         4.14 Form of Traditional IRA or SEP-IRA Annuity Endorsement (form 131061) is filed electronically herewith.

         4.15 Form of Roth IRA Annuity Endorsement (form 131062) is filed electronically herewith.

         5. Opinion of Counsel regarding legality of Contracts is filed electronically herewith.

         6.-20.   Not applicable.

         21. Copy of List of Subsidiaries filed electronically as Exhibit 22 to Post-Effective Amendment No. 8 to Registration Statement No. 33-28976 is incorporated herein by reference.

         22.      Not applicable.

         23.      Consent  of  Independent   Auditors  is  filed  electronically
                  herewith.

         24.1 Power of Attorney, dated April 9, 2002, filed electronically as Exhibit 24 to Post-Effective Amendment No. 16 to Registration Statement No. 33-28976 is incorporated herein by reference.

         24.2 Power of Attorney, dated Sept. 11, 2002, is filed electronically herewith.

         24.3 Power of Attorney, dated April 16, 2003, is filed electronically herewith.

         25.-27.  Not applicable.

Item 17.       Undertakings

A.     The Registrant undertakes:

         (1)      to file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   Registration
                  Statement:

                  (i)      to  include  any   prospectus   required  by  Section
                           10(a)(3) of the Securities Act of 1933,

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement,

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time may be deemed to be the initial bona fide offering thereof,

         (3) that all post-effective amendments will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendments are filed, and

         (4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. avail. Nov. 28, 1988). Further, the Registrant represents that it has complied with the provisions of paragraphs (1) - (4) of the no-action letter.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, IDS Life Insurance Company, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota on the 23rd day of April, 2003.

                              IDS Life Insurance Company
                              --------------------------
                                     (Registrant)

                              By /s/  Timothy V. Bechtold*
                                 ------------------------------------
                                      Timothy V. Bechtold
                                      President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 23rd day of April, 2003.

Signature                                     Title


/s/  Gumer C. Alvero*                         Director
------------------------------------
     Gumer C. Alvero

/s/  Timothy V. Bechtold*                     Director and President
------------------------------------
     Timothy V. Bechtold

/s/  Barbara H. Fraser**                      Chairman of the Board of Directors
------------------------------------          and Chief Executive Officer
     Barbara H. Fraser                        (Chief Executive Officer)

/s/  Jeryl A. Millner***                      Vice President and Controller
------------------------------------          (Principal Accounting Officer)
     Jeryl A. Millner

/s/  Barry J. Murphy*                         Director
------------------------------------
     Barry J. Murphy

/s/  Stephen W. Roszell*                      Director
-----------------------------------
     Stephen W. Roszell

/s/  John T. Sweeney*                         Director and Executive
------------------------------------          Vice President - Finance
     John T. Sweeney                          (Principal Financial Officer)


* Signed pursuant to Power of Attorney, dated April 9, 2002, filed electronically as Exhibit 24 to Post-Effective Amendment No. 16 to Registration Statement No. 33-28976, by:

** Signed pursuant to Power of Attorney, dated Sept. 11, 2002, filed electronically herewith as Exhibit 24.2, by:

*** Signed pursuant to Power of Attorney, dated April 16, 2003, filed electronically herewith as Exhibit 24.3, by:



/s/  Mary Ellyn Minenko
------------------------
     Mary Ellyn Minenko